UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Technical Report

For the Dolores Heap Leach Project

27 February 2006

Prepared for:

Minefinders Corporation Ltd.

2288 – 1177 W. Hastings St.

Vancouver, BC V6E 2K3

Canada

Prepared by:

Kappes, Cassiday & Associates

7950 Security Circle

Reno, NV 89506

Dolores Heap Leach Project Technical Report                                                                                            i

1.0	TITLE PAGE
2.0	TABLE OF CONTENTS
3.0	SUMMARY	1
3.1	General	1
3.2	Property Description	2
3.3	Mineral Resources and Mineral Reserves	3
3.4	Mining	6
3.5	Metallurgy and Processing	7
3.6	Capital and Operating Costs	8
3.7	Conclusions and Recommendations	9

4.0	INTRODUCTION AND TERMS OF REFERENCE	9

5.0	DISCLAIMer	11

6.0	PROPERTY DESCRIPTION AND LOCATION	11

7.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES
INFRASTRUCTURE AND PHYSIOGRAPHY	11

8.0	HISTORY	12

9.0	GEOLOGICAL SETTING	12

10.0	DEPOSIT TYPES	12

11.0	MINERALIZATION	12

12.0	EXPLORATION	13

13.0	DRILLING	13

14.0	SAMPLING METHOD AND APPROACH	13

15.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	13

16.0	DATA VERIFICATION	13

17.0	ADJACENT PROPERTIES	14

18.0	MINERAL PROCESSING AND METALLURGICAL TESTING	14
18.1	Processing	14

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Dolores Heap Leach Project Technical Report                                                                                          ii

18.2	Metallurgical Testing	16

19.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		18
19.1	Mineral Resources Estimates		18
	19.1.1	Sample Database	20
	19.1.2	Compositing	21
	19.1.3	Capping High Grades	22
	19.1.4	Gold Equivalence	23
	19.1.5	Geostatistics	24
	19.1.6	Solid Models	25
	19.1.7	Block Model	26
	19.1.8	Grade Estimation Methodology	28
	19.1.9	Bulk Density	29
	19.1.10	Block Model Validation	29
	19.1.11	Mined-Out Volumes	32
	19.1.12	Classification	32
	19.1.13	Cut-off Grade	33
	19.1.14	Mineral Resources Report	34
19.2	Mineral Reserve Estimate		36

20.0	OTHER RELEVANT DATA AND INFORMATION	39

21.0	INTERPRETATION AND CONCLUSIONS	40

22.0	RECOMMENDATIONS	40

23.0	REFERENCES	41

24.0	DATE	42

25.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON
	DEVELOPMENT AND PRODUCTION PROPERTIES		43
25.1	Mining Operations.		43
	25.1.1	Equipment Selection and Requirements	45
	25.1.2	Mine Personnel	47
25.2	Recoverability		48
25.3	Markets		49
25.4	Contracts		49
25.5	Environmental Considerations		50
25.6	Taxes		51
25.7	Capital and Operating Cost Estimates		51
25.8	Economic Analyses		54
25.9	Payback		55

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        iii

25.10	Mine Life	55

26.0	ILLUSTRATIONS	55

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        iv

LIST OF TABLES

Table 3-1	Measured and Indicated Resources	5
Table 3-2	Inferred Resources	5
Table 3-3	Proven and Probable Reserves	6
Table 3-4	Recovery and Reagent Requirements	7

Table 18-1	Processing Design Criteria Summary	14
Table 18-2	Gold and Silver Recoveries by Ore Type	16
Table 18-3	Reagent Consumptions	17

Table 19-1	October 2004 Mineral Resources Estimate	19
Table 19-2	Drill Sample Statistics	20
Table 19-3	Composite Statistics	22
Table 19-4	Composite Statistics	23
Table 19-5	Block Model Geometry	27
Table 19-6	Comparison of Composite and Block Grades	29
Table 19-7	OK vs ID5 Model	31
Table 19-8	Cut-off Grade Assumptions	33
Table 19-9	Mineral Resources Estimate	35
Table 19-10	Measured and Indicated Mineral Resources	36
Table 19-11	Gold Equivalent, Net of Process Cutoff, for Various Ore Types	37
Table 19-12	Dolores Project October 2004 Block Model
	Waste Addition To Indicated and Measured Resources	38
Table 19-13	Dolores Feasibility Study Reserve Summary	39

Table 25-1	Mine Production Schedule (Snowden Waste Adjusted)	43
Table 25-2	Mine Design and Operating Parameters	44
Table 25-3	Mine Major and Support Equipment Selection (Snowden)	46
Table 25-4	Plant Support Equipment Selection	47
Table 25-5	Summary of Mine Manpower Requirements (Snowden Fleet Basis)	48
Table 25-6	Recoveries by Ore Type	49
Table 25-7	Capital Costs Summary	52
Table 25-8	Operating Cost Summary by Section	53
Table 25-9	Operating Cost Summary by Area	53

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        v

LIST OF FIGURES

Figure 1-1	Dolores Site Mexico	Sec 26
Figure 1-2	Dolores Site Chihuahua	Sec 26
Figure 26-1	General Process Flowsheet	Sec 26
Figure 26-2	Process Facilities General Arrangement	Sec 26

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                          1

3.0	SUMMARY
	3.1	General

The Dolores Project (“the Project”), located in the Sierra Madre Occidental Range in western Chihuahua near the border with the state of Sonora, is being developed as an open pit heap leach gold and silver mine by Minefinders Corporation Ltd. through its wholly-owned subsidiary Compania Minera Dolores, S.A. de C.V. (CMD).

Minefinders acquired the rights in 1994 to explore and exploit seven concessions totaling some 1,920 hectares. The property was transferred to CMD in 1996. CMD also owns two additional concessions in the area to bring their total holdings to approximately 27,700 hectares. Minefinders through CMD controls 100% of the Project.

In April 2005, Minefinders contracted Kappes, Cassiday & Associates (KCA) of Reno, Nevada to complete an alternative study to a recently completed Bankable Feasibility Study by M3 Engineering and Technology Corporation (M3), Independent Mining Consultants, Inc. (IMC) and Golder Associates, Inc. (Golder). Minefinders requested that KCA evaluate possible alternatives to the Project as proposed by M3 with the primary goal of reducing the capital cost. Based on the information presented by Minefinders, KCA presented several possible treatment rate options. In May 2005, Minefinders opted for a life-of-project processing rate of 18,000 tonnes per day. KCA was requested to prepare preliminary economic analyses for this option at a pre-feasibility study level. The Dolores Alternative Study was completed in July 2005. In January 2006, Minefinders requested that KCA upgrade the Alternative Study to a feasibility level. The results of that Feasibility Study are summarized in this Technical Report.

M3 completed a NI 43-101 Technical Report titled “NI 43-101 Technical Report for the Dolores Project, Chihuahua, Mexico” dated June 2005 for the Project based on their Bankable Feasibility Study. This Report was filed on Sedar on 27 July 2005 under Minefinders’ public documents.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                          2

KCA completed a NI 43-101 Technical Report titled “Technical Report for the Dolores 18,000 Tonne per Day Heap Leach Project in Mexico” dated 27 July 2005 for the Project based on the Dolores Alternative Study. This Report was filed on Sedar on 3 August 2005.

Roscoe Postle Associates (RPA) of Vancouver, Canada, completed an NI 43-101 Technical Report on the Mineral Resources for the Project. Their Report titled “Technical Report on the Mineral Resources Estimate for the Dolores Property” dated 16 November 2004 can be found on Sedar under Minefinders' public documents.

Subsequently several sections of M3’s, RPA’s and KCA’s Reports concerning the Project were used in this Technical Report, especially concerning site history, geology, exploration, mineralization, drilling, sampling, data verification, mineral resources and metallurgy. Information contained in these sections has not changed substantially since the issuance of the previous Technical Reports.

3.2	Property Description

The Project is approximately located at UTM coordinates 3,200,000 N, 736,000 E, near the western border of Chihuahua state in northern Mexico, approximately 250 kilometers west of the city of Chihuahua, 250 kilometers east of the city of Hermosillo, Sonora, and about 90 kilometers north of the town of Yepachi. The Project site is presented in Figures 1-1 and 1-2.

Regional geology is dominated by caldera-related, large volume rhyolitic ash flow tuffs of Oligocene age known as the Upper Volcanic Series. The Upper Series overlies the andesite flows and felsic volcanic and volcaniclastic rocks of the Lower Volcanic Series. Thin basalt flows and late Tertiary conglomerates are typically basin fill material and are usually found within large canyons and deep basins although some thin basalt flows can be found on top of the volcanic series. Latite dikes and sills intrude the Lower Volcanic Series. Additional details on geology can be found in RPA’s and M3’s Technical Reports.

Gold and silver mineralization has been found over a 4,000 meter by 1,000 meter strike area and at depths of over 600 meters. Mineralization is generally

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                          3

related to a series of NNW trending structures. High grade mineralization is associated with hydrothermal breccias along these structures. Lower grade mineralization forms a halo around the high-grade zones.

From approximately 1898 to 1931 lode mining and milling operations processed material at Dolores. The project essentially remained idle until 1993 when Minefinders began acquiring a land position in the district. Minefinders began exploring the area in 1994 and began drilling in 1996. The property has undergone significant exploration, including more than 11,000 surface and underground rock chip samples, detailed geologic mapping, Induced Polarization, resistivity and magnetic surveys. Minefinders’ November 2004 audited resource is calculated from data from some 218 reverse circulation holes and 347 diamond drill core holes, totaling 137,070 meters.

3.3	mineral Resources and Mineral Reserves

Minefinders developed a 3-dimensional block model to estimate the mineral resources for the Dolores property utilizing Gemcom commercial mine planning software. Gold and silver assay grades were converted to equivalent gold (AuEq) grades by using a ratio of 75 ounces of silver equal to 1 ounce of gold. The equivalent gold grades were utilized to construct high grade (>1.0 g/t AuEq) and low grade (0.2 to 1.0 g/t AuEq) shells that Minefinders interpreted on 25-meter cross sections and 10-meter level plans and balanced from plan to section. Mineral resources were then constrained within these grade shells. Any “holes”, or open areas, within the high-grade shells were assigned as low-grade; “holes” within the low-grade shells were assigned as waste. The bench grade shell boundaries were extruded perpendicular to the bench half the distance to the adjacent bench to develop solids within which grades were estimated.

Drill hole assays and underground channel samples were composited into 2-meter fixed-length composites for gold and silver. Outliers in the grade distribution of composites defined by cumulative distributions were capped to 30 g/t gold and 1,000 g/t silver prior to grade estimation. Composites were tagged to the grade shell that they physically reside in. Block model grades were estimated using an inverse distance to the fifth power (ID5) algorithm within blocks of 10 meters long by 5 meters high by 3 meters wide. Blocks

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                          4

were estimated using a minimum of 3 composites, a maximum of 12 composites, and a maximum of 2 composites per hole. Only composites tagged to the same designated grade shells were used to estimate blocks within any grade shell of the same designation. Gold and silver grades were estimated separately using a search ellipse of 150 x 120 x 60 meters for each. Mineral resource block grades were estimated separately within the high grade zones, low grade zones, and in the waste zones prior to re-blocking; but using the same search radii and ellipse orientation.

Bulk density was assigned a value of 2.55 tonnes/cubic meter based on over 278 samples of latite and andesite. The volcanic latite (lithology 40’s) was assigned a bulk density of 2.42.

Mineral resources at Dolores were classified using logic consistent with CIM definitions referred to in National Instrument 43-101. Estimated blocks were classified into measured, indicated, and inferred categories. Minefinders used a 40 x 35 x 30 meter search (along strike, down dip, across strike) to classify blocks as “measured plus indicated”. Within this search, those blocks with a 20 x 17.5 x15 meter search of data are tagged as “measured”.

The Minefinders’ October 2004 resource model was audited by Roscoe Postle Associates, Inc. in November 2004 and a separate 43-101 Technical Report was prepared outlining the results of the audit. In RPA’s professional opinion, the classification of the Mineral Resource was done in an appropriate fashion using reasonable parameters.

The mineral resources for the Dolores property, based on the audited resource model and using a cutoff grade of 0.3 g/t AuEq, are shown below. These Measured and Indicated mineral resources are summarized in Table 3-1. Inferred mineral resources are summarized in Table 3-2. These tables are based on RPA’s block model.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                          5

Table 3-1 Measured and Indicated Resources
Category	Tonnes (kT)	Gold g/t	Silver g/t
Measured	53,413	0.89	43.7
Indicated	47,652	0.78	37.5
Total M&I	101,065	0.84	40.8

Table 3-2 Inferred Resources
Category	Tonnes (kT)	Gold g/t	Silver g/t
Inferred	28,089	0.77	28.0

Mineral reserves were estimated by Independent Mining Consultants (IMC) using the October 2004 Dolores resource model produced by Minefinders. Prior to reserve estimating, the resource model was updated to estimate gold and silver grades into waste coded blocks using the same parameters used for estimating grade into the high and low grade ore blocks. This model was then re-blocked (6m by 10m by 5m high blocks) to account for mining dilution.

Proven and probable reserves are contained within an engineered pit design based on floating cone analysis of a diluted block model. The final pit shell is based on a base mining cost of $0.66 per tonne for both ore and waste and an incremental additional mining cost of $0.0025/t per 5m bench below the 1465 elevation. Other cone input parameters include a general and administrative cost of $0.70 per tonne of ore, variable processing costs and recoveries for different ore types, and metal prices of $375/oz gold and $5.75/oz silver. The input parameters were not revised based on the current gold and silver price or updated operating costs developed during the Feasibility Study.

Pit slopes ranged from 47° for pit walls with roads to 52° for pit walls where no haul roads were anticipated. The slope angles are based on recommendations by Golder Associates in its November 2004 pit slope design study. The study recommends a range of interramp slope angles and the 52o interramp angle used for the feasibility study is at the upper end of the recommend range of slope angles.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                          6

The production schedule shows a 12-year mine life following the pre-production period. It is assumed that the mine will operate on two 12-hour shifts per day, 7 days per week, and 354 days per year. The Dolores mine plan will provide 6.48 million tonnes per year of ore to the process and heap leach facility. The operating waste to ore ratio during peak production of Years 3 through 7 is 4.17. The life of mine average waste to ore ratio is 3.7. The process facility will operate 360 days per year at 18,000 tonnes per day.

Proven and probable ore reserves for the life-of-mine are summarized in Table 3-3 below.

Table 3-3

Proven and Probable Reserves

Tonnes (Kt)	Gold (g/t)	Silver (g/t)	RecAu (g/t)	RecAg (g/t)	Recoverable Oz (x 1000)		Waste (Kt)	Total (Kt)
					Gold	Silver
72,473	0.839	44.46	0.620	22.82	1,445.3	53,177	268,326	340,801

3.4	Mining

Conventional open pit hydraulic shovel (and front end loader) and truck methods will be used for mining. Mining will be by CMD with a purchased mining fleet at a rate of 18,000 t/d of ore (6.48 million t/y) for a mine life of approximately 12 years. The life of mine ore production is 72.5 million tonnes with 268.3 million tonnes of waste for an overall stripping ratio of 3.7:1. The pit will be developed with using four mining phases, with the third phase being subdivided into a north and south portion.

The bench height in the block model is 5 meters for the feasibility study. The feasibility study mine plan required over twenty 5-meter benches to be mined in some years, which may be difficult to accomplish. However; Snowden evaluated the mining equipment required and determined that the loading equipment selected for this study (992 loaders and EX2500 hydraulic shovels) is well suited for up to a 10-meter bench height.

Mining begins in phase 1 north of the Chabacan drainage during preproduction. Mining in a second phase in the south starts in year 1. The Chabacan drainage

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                          7

is not mined until year 4. Mining progresses in the north and south pit areas with the north area accelerated to completion by the end of year 8. This area is used as an in-pit, backfill dump during years 9 and 10. After year 8, all mining occurs in the southern portion of the pit.

3.5	Metallurgy and Processing

A detailed metallurgical testwork program was completed under the direction of M3 and Minefinders during their Feasibility Study phase to select an appropriate processing method and to optimize process operating parameters. Samples of various ore types and grades were prepared and sent to McClelland Laboratories, Inc., for a program of metallurgical testing. These consisted of cyanidation studies including bottle roll and column leach tests, gravity concentration tests, flotation studies including flotation only and flotation tests followed by cyanidation, and reagent consumption tests. An additional series of column leach tests on andesite and latite oxide, mixed and sulfide ores are presently in-progress at McClelland Laboratories. Other column leach tests were conducted by the Colorado Minerals Research Institute prior to M3’s and KCA’s involvement in the Project.

The recoveries and reagent consumptions were based on an extensive review of test results by M3, McClelland, Minefinders and KCA, and documented by M3 in their bankable Feasibility Study and Technical Report. KCA has reviewed the previous metallurgical testing and the partial results of the on-going column tests and considers that the recoveries and reagent consumptions used in the previous reports are justifiable. For the feasibility study, KCA accepts the estimated ultimate recoveries and reagent consumptions on the distinct ore types as identified in the M3 bankable Feasibility Study. The recoveries and consumptions are summarized in Table 3-4.

TABLE 3-4

Recovery and Reagent Requirements*

Weighted Average % Silver Recovery	Weighted Average % Gold Recovery	Cyanide Consumption kg/tonne	Lime Required kg/tonne
51.3	73.9	0.4	1.7

*Based on Latest IMC Mine Production Schedule

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                          8

A process flowsheet was selected that included primary crushing of run-of-mine ore, followed by two additional stages of crushing to produce a final product of approximately 80% passing 6.6 millimeters. The crushed ore is conveyed to the heap leach pad and stacked using a conveyor stacking system. The stacked ore is leached with solutions containing low levels of sodium cyanide. Pregnant solutions from the heap are treated in a standard Merrill-Crowe plant where gold and silver are precipitated with zinc dust. The resulting sludge is filtered, retorted to remove minor quantities of mercury, and then smelted to form gold/silver doré bars. Average annual production of gold and silver is approximately 120,000 oz and 4.43 million oz, respectively, based on a 12-year life.

3.6	Capital and Operating Costs

Economic analyses of the Project were completed. Capital and operating costs were estimated to a +/-15% confidence level for the 18,000-TPD Project. Capital cost is estimated at US$ 132.0 million initially, with US$ 29.0 million in sustaining capital required over the life of the mine. Unit operating cost will vary by year depending on the mine area, pit-stripping requirements, and ore type being processed. The Average Cash Operating Cost over the life of mine is estimated to be US$ 7.06 per ton of ore processed or US$ 224 per ounce gold (equivalent) produced. Average Total Cash Cost over the life of mine is estimated to be US$ 7.48 per ton of ore processed or US$ 238 per ounce gold (equivalent) produced. The Average Total Production Cost over the life of the mine is estimated to be US$ 9.61 per ton of ore processed or US$ 305 per ounce gold (equivalent) produced.

The economic analysis was developed based on US$475 per troy ounce of gold and US$7.50 per troy ounce of silver. These metal prices are less than the weighted average of 60% historical and 40% future projections as of 27 February 2006 in accordance with guidelines of NI 43-101 requiring identification of metal price projections.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                          9

3.7	Conclusions and Recommendations

The results of the feasibility study indicate that the project is economically viable. Assuming a base case gold and silver price of US$ 475 and US$ 7.50 per ounce, respectively, the project has a pre-tax NPV of US$ 389.1 million at a 0% discount rate and an IRR of 28.9%. Estimated time to payback is about 3.2 years at no imputed interest.

An after-tax cashflow should also be developed to ensure that the Project meets Minefinders corporate goals.

Continued review of the on-going metallurgical testing results is required to confirm the projected recoveries and to optimize reagent consumptions.

The study utilizes on-site diesel generators for electrical power. Given the recent run-up in petroleum prices, process and mine operating costs (and project economics) will be sensitive to fuel price variations, particularly in regard to diesel fuel and to changes in the Diesel Fuel Tax Rebate (IPES). A review of electric power line installation versus diesel generated power should be undertaken given the current and projected price of fuels and possible changes to the IPES tax credit.

Snowden considers haulage cycle times supplied by Minefinders to be aggressive based on Snowden’s evaluation using TALPAC modeling. Snowden suggests that travel times may require review and verification.

4.0	INTRODUCTION AND TERMS OF REFERENCE

Minefinders commissioned KCA to upgrade the Dolores Alternative Study to a feasibility level study. The Alternative Study was undertaken to a pre-feasibility level, with the estimated costs expected to have an accuracy of +/-20%, and was completed in July 2005.

KCA completed a NI 43-101 Technical Report titled “Technical Report for the Dolores 18,000 Tonne per Day Heap Leach Project in Mexico” dated 27 July 2005 for the Project based on the Dolores Alternative Study.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        10

Minefinders completed a Mineral Resource estimate for the Project and RPA conducted an independent audit of Minefinders’ resource model and estimate and prepared a Technical Report titled “Technical Report on the Mineral Resources Estimate for the Dolores Property”. David. R. Rennie, Consulting Geological Engineer, and C. Stewart Wallis, Consulting Geologist, were the Qualified Persons for the RPA Report.

M3 completed an NI 43-101 Technical Report titled “NI 43-101 Technical Report for the Dolores Project, Chihuahua, Mexico” dated June 2005 for the Project based on their Bankable Feasibility Study. Dr. Conrad Huss is the Qualified Person for M3’s Report. KCA relied on various sections and information in M3’s Study and Report.

This Report follows the format as outlined by NI 43-101 requirements and is based on the results from the KCA Feasibility Study. Michael W. Cassiday, Vice President of KCA, is the Qualified Person per NI 43-101 for this Technical Report for the areas covering processing, capital and operating costs data (not including mining) and related activities. The Qualified Person for mining and mineral reserve estimations and related activities is John M. Marek, President of IMC. Phil Morriss of Snowden Mining Industry Consultants is the Qualified Person for the mine fleet requirements, manpower estimate and minor optimization of waste movement to optimize the mine fleet. David A. Kidd of Golder is the Qualified Person for the design and costing of the heap leach and ponds and surface water control used in the Alternative Study. Golder submitted a Technical Memorandum titled “Dolores Alternative Study Review – 18 KTPD Scenario Dolores Project: Chihuahua, Mexico” which gives details of their work.

The certificates for Michael Cassiday and Phil Morriss are presented at the end of this Report. The certificates for the other Qualified Persons are presented in the previous Technical Reports since none of the information supplied by them has changed in this report.

All costs are in United States dollars. Units of measurement are metric. Only common and standard abbreviations were used wherever possible. A list of abbreviations used is as follows:

Distances:	m – meter; cm – centimeter; mm – millimeter; km – kilometer
Areas:	m2 or sqm – square meter; ha – hectare; km2 – square kilometer
Weights:	oz – troy ounces; kg – kilograms; T or t – tonne (1000 kg);

Kt – 1,000 tonnes; g – grams;

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        11

Time:	min – minute; hr – hour; op hr – operating hour; d – day; yr - year
Volume/Flow:	m3 or cu m – cubic meter; m3/hr – cubic meters per hour
Assay/Grade:	gpt or g/t – grams per tonne; ppm – parts per million;
ppb - parts per billion
Other:	TPD or tpd – tonnes per day;
m3/hr/m2 – cubic meters per hour per square meter;
kWh – kilowatt hour; Au – gold; Ag – silver; AuEq – gold equivalent;
US$ - United States dollar

5.0	DISCLAIMER

There were several groups that participated in the feasibility study, and subsequently this Technical Report. KCA assembled the entire report with various sections written by the participating groups. Documents used in the compilation of this report are included in “References” which is presented in Section 23. KCA generally reviewed these documents that were prepared by technically qualified persons. KCA has no reason to believe that any data supplied are misleading or incorrect.

This report or any section are not to be reproduced or used for any purpose other than for the Dolores Project without written permission from KCA. KCA does not assume any responsibility or liability for losses by any party as a result of the circulation, publication, reproduction or use of this report contrary to the provisions in this paragraph.

6.0	PROPERTY DESCRIPTION AND LOCATION

Property Description and Location can be found in M3’s Technical Report, which was filed on Sedar on 27 July 2005. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

7.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Information on the Accessibility, Climate, Local Resources, Infrastructure, and Physiography can be found in M3’s Technical Report. Per Form 43-101F Technical

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Dolores Heap Leach Project Technical Report                                                                                        12

Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

8.0	HISTORY

The section on History can be found in M3’s Technical Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

9.0	GEOLOGICAL SETTING

The geological setting can be found in M3’s Technical Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

10.0	DEPOSIT TYPES

The section on Deposit Types can be found in M3’s Technical Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

11.0	MINERALIZATION

The section on Mineralization can be found in M3’s Technical Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

______________________________________________________________________________________

Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        13

12.0	EXPLORATION

The exploration of the Project has not changed since the Technical Reports by RPA and M3 were filed. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

13.0	DRILLING

The drilling program has not changed since the M3 Report was filed. The section on Drilling in RPA’s Report contains similar information. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

14.0	SAMPLING METHOD AND APPROACH

Information on the sampling method and approach has not changed since the M3 Report was filed. Similar information on the sampling method can be found in RPA’s Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

15.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

Information on the sampling preparation, analyses and security has not changed since the M3 Report was filed. Additional information on sampling can be found in RPA’s Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

16.0	DATA VERIFICATION

Information on data verification has not changed since the M3 Report was filed. Data verification details can also be found in RPA’s Report. Per Form 43-101F Technical

______________________________________________________________________________________

Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        14

Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

17.0	ADJACENT PROPERTIES

Both RPA and M3 indicate in their Reports that there are no adjacent properties per NI 43-101 standards.

18.0	MINERAL PROCESSING AND METALLURGICAL TESTING
18.1	Processing

Engineering and design of a 6.46 million tonne/year processing plant were undertaken for complete crushing, leaching and recovery systems for the Dolores project. This stage of design was carried out at a feasibility study level of detail.

A summary of the criteria used for the design of the processing circuit are summarized in Table 18-1.

TABLE 18-1

Processing Design Criteria Summary

ITEM	DESIGN CRITERIA
Annual Tonnage Processed	6,458,000 tonnes
Crushing Production Rate	1,050 tonnes/hr nominal
Crushing Operation	12 hours/shift, 2 shifts/day, 7 days/week
Crusher Availability	72%
Estimated Crushing Product Size	80% -6.6 mm
Leaching Cycle, days (Primary/Total)	150/387
Gold/Silver Recovery – Oxide Ore	79% / 42%
Gold/Silver Recovery – Mixed Ore	79% / 51%
Gold/Silver Recovery – Sulfide Ore	63% / 66%

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        15

The Dolores Project has been designed as a valley-fill heap leach operation utilizing a multiple-lift, single-use leach pad. Leach-grade ore will be processed by crushing and heap leaching.

Size reduction of run-of-mine (ROM) ore will be in a three-stage crushing circuit. The primary and secondary crushing stages will be in open-circuit, and the tertiary will be in closed circuit. The crushing circuit will operate 7 days per week, 2 shifts per day at 12 hours per shift.

Feed to the crushing circuit will be mainly by direct truck dumping, but augmented periodically with a front end loader. The crushed product from the primary and secondary crushing circuit will discharge to storage bins. Ore from the bins will be reclaimed using belt feeders and feed the tertiary screening and crushing circuit. Lime will be added to the final crushed product that will discharge to an overland conveyor and then to a conical, fine ore stockpile. Ore from the fine ore stockpile will be reclaimed using belt feeders and feed a conveying and radial stacker system that will construct the heap. The stacked ore will be leached using a drip irrigation system for solution application.

Leaching will be single-stage followed by recovery of the gold and silver in a standard zinc precipitation circuit. Large ponds are included to handle any large rainfall amounts and excess solutions. Solutions in excess of that required will be stored in a storage pond, and ultimately, return to the process as make-up solution. Pond storage was developed by Golder and designed to contain a 100-year 24-hour storm event and 48 hours of pumping shutdown at the designed pumping rate. Additional pond storage is used to contain process flows and incidental rainfall.

Gold and silver-bearing solution discharging from the heap will be directed to a pregnant solution process pond. Gold and silver recovery will take place in a Merrill-Crowe recovery plant. The plant will be located in the vicinity of the process pond. Pregnant solution will be pumped to the plant, where gold and silver will be precipitated from the solution using zinc dust. Precipitate produced in the Merrill-Crowe circuit will be filtered and dried, treated to remove any mercury, and smelted in a furnace to produce the final doré product.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        16

Barren solution discharging from the recovery plant will be pumped to a barren tank and then back to the heap leach pad for further leaching. High strength cyanide solution will be injected into the barren solution to maintain the cyanide concentration at the desired level.

The general process flowsheet is shown in Figure 26-1. The general arrangement of the process facilities is shown in Figure 26-2.

18.2	Metallurgical Testing

A detailed metallurgical testing program was completed. An additional series of column leach tests on andesite and latite oxide, mixed and sulfide ores are presently in-progress at McClelland Laboratories. The recoveries and reagent consumptions were based on an extensive review of test results by M3, McClelland, Minefinders and KCA, and documented by M3 in their bankable feasibility study. KCA has reviewed the previous metallurgical testing and the partial results of the on-going column tests. In KCA’s opinion the recoveries and reagent consumptions used are justifiable. For the feasibility study, KCA accepts the estimated ultimate recoveries and reagent consumptions as identified in the M3 bankable feasibility study. The recoveries and consumptions used are as follows:

TABLE 18-2

Gold and Silver Recoveries by Ore Type

Ore Type	Gold Recovery, %	Silver Recovery, %
Oxide – All Lithologies	79%	46.0%
Mixed – All Lithologies	79%	51.5%
Sulfide, Hi Grade – All Lithologies	65%	71.0%
Sulfide, Lo Grade – All Lithologies	56%	55.0%
Manganese Oxide – Latite	78%	21.0%
Manganese Mixed – Latite	78%	31.5%
Weighted Average - Based on Latest IMC Mine Production Schedule	73.9%	51.3%

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        17

TABLE 18-3

Reagent Consumptions

Ore Type	83% CaO Lime, kg/t	NaCN Consumption, kg/t
Oxide – Andesite	3.2	0.4
Mixed – Andesite	1.6	0.4
Sulfide – Andesite	1.6	0.4
Oxide – Latite	1.6	0.4
Mixed – Latite	0.9	0.4
Sulfide – Latite	0.9	0.4
MnOx – Latite	1.6	0.4
Overall Weighted Average	1.7	0.4

The cyanide consumption in the column leach tests ranged from 4 to 5.4 kg/t. The high cyanide consumptions were partially due to long leach times utilized in the column tests. The 0.4 kg/t cyanide consumption was estimated by M3 and McClelland Laboratories, Inc. based on a review of existing commercial heap leach operations processing similar material. KCA agrees that the high cyanide consumptions in the column tests were partially due to the long leach times.

Compacted permeability tests were conducted on residues from the column leach tests conducted at a crush size of 6.3 mm. These tests show excellent permeability at heap heights up to 100 meters. Therefore, no agglomeration should be required.

Testwork to determine crushing work indices and abrasion indices was completed. Average crushing work indices ranged from 3.8 kWh/t for oxide andesite to 15.4 kWh/t for sulfide latite. Overall average crushing work index for the ore body is approximately 6.3 kWh/t.

Abrasion indices were determined by paddle abrasion tests. Abrasion indices are dependent on lithology. The abrasion indices on andesite materials averaged 0.116 while those on latite materials averaged 0.679. Metso Minerals classifies the andesite material as “acceptable” and the latite material as “abrasive”. The abrasion indices are used to estimate crusher liner consumption.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        18

M3’s Technical Report presents a detailed review of the metallurgical testing results. Additional information on recoveries and reagent consumptions can be found in their Report, and in their Feasibility Study.

19.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

19.1	Mineral Resource Estimates

In October 2004, Minefinders developed a three-dimensional block model and resource estimate for the Project, which is the current model. RPA conducted a review and audit of this model and the resource estimate. RPA submitted an independent Technical Report dated 16 November 2004 which summarized the results of their audit. RPA’s Report section on Mineral Resource Estimates is summarized in M3’s Report and is copied below. Any changes are shown in italics.

“In August 2004, Minefinders completed a Mineral Resource estimate for the Dolores deposit. The estimate was carried out using a block model constrained by 3D wireframe models constructed with Gemcom software. Block grade estimation was performed using inverse distance to the fifth power weighting (ID5). As shown in Table 2, (Table 2 is not shown in this Report, but is presented in RPA’s Report) the August 2004 estimate totaled 93.6 million t grading 0.87 g/t Au and 41.0 g/t Ag in the Measured and Indicated categories, with an additional 27.3 million t grading 0.80 g/t Au and 27.5 g/t Ag in the Inferred category.

“Minefinders prepared an update to the Mineral Resources estimate in October 2004 using the most recently obtained drill results. This updated block model was provided to RPA to review and audit. The updated Mineral Resources estimate at a range of AuEq cut-offs is listed in Table 19-1.

“The October updated model shows modest changes in tonnes, grade, and ounces for all Mineral Resource categories, as compared to the August estimate. The changes are reported to be due to the addition of new drilling data and correction of an error in the classification scheme that allowed the use of surface

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        19

samples for classification (see section in RPA’s report entitled Resource Classification). RPA notes that, at the 0.3 g/t AuEq cut-off, the total change in the Measured and Indicated categories is +4.1% for Au ounces and +6.4% for Ag ounces. For the Inferred category the Au ounces change by -2.4% while the Ag ounces increase by 3.8%. In RPA’s opinion, these changes are relatively small, and within the accuracy of the overall estimate.

Table 19-1

October 2004 Mineral Resources Estimate

Minefinders Resources Ltd. Dolores Project

Measured and Indicated Resources

AuEq cut-off, g/t	Tonnage Kt	Au g/t	Au Oz	Ag g/t	Ag oz

5.0	3,719	6.054	723,790	229.7	27,466,361
4.0	5,422	4.982	868,467	200.1	34,888,156
3.0	8,988	3.829	1,106,538	161.1	46,539,084
2.0	17,505	2.679	1,507,958	117.7	66,223,680
1.5	26,501	2.114	1,800,809	96.1	81,887,863
1.0	39,083	1.668	2,095,480	77.4	97,272,765
0.9	42,311	1.583	2,153,813	73.7	100,281,180
0.8	46,375	1.488	2,219,209	69.5	103,689,351
0.7	51,824	1.378	2,295,617	64.7	107,766,376
0.6	59,486	1.249	2,387,952	59.0	112,777,515
0.5	70,102	1.107	2,494,409	52.7	118,799,668
0.4	84,430	0.962	2,611,715	46.2	125,512,637
0.3	100,018	0.843	2,711,637	40.8	131,166,010

Inferred Resources

AuEq cut-off, g/t	Tonnage Kt	Au g/t	Au oz	Ag g/t	Ag oz

5.0	722	7.406	171,896	140.2	3,253,005
4.0	999	6.161	197,891	132.9	4,267,647
3.0	1,591	4.699	240,438	117.4	6,009,893
2.0	3,305	3.107	330,177	86.1	9,148,698
1.5	5,367	2.370	408,987	69.0	11,904,613
1.0	8,733	1.758	493,497	55.2	15,497,892
0.9	9,652	1.645	510,614	52.6	16,315,807
0.8	10,719	1.532	527,965	49.9	17,198,355
0.7	12,288	1.395	551,350	46.2	18,266,964
0.6	14,677	1.235	582,642	41.6	19,643,623
0.5	17,913	1.070	616,168	37.2	21,402,222
0.4	22,214	0.915	653,445	32.5	23,240,633
0.3	28,054	0.767	691,629	28.0	25,276,201

Note: Table 19-1 appears as reported by Minefinders. Gold equivalence was calculated using a Ag to Au ratio of 75:1.

______________________________________________________________________________________

Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        20

19.1.1	Sample Database

“The database used for grade estimation comprised drill hole samples. Underground and surface samples were used to guide the geological interpretation, and the surface samples were included for assigning resource classifications. Statistics for the drilling data are shown in Table 19-2 below.

Table 19-2

DRILL SAMPLE STATISTICS

Minefinders Resources Ltd. Dolores Project

Zeros Incl			Samples
	Au-all (ppb)	Ag-all (ppm)	Au-hi (ppb)	Ag-hi (ppm)	Au-lo (ppb)	Ag-lo (ppm)

No.	75,993	75,995	7,071	7,106	13,707	13,763
Mean	247.7	12.1	986.9	47.7	382.9	18.8
SD	1,817.0	79.8	4,058.0	213.4	1,880.7	74.7
CV	7.34	6.58	4.11	4.47	4.91	3.96
Median	32.0	1.6	250.0	13.0	95.0	5.0
High	233,550.0	13,410.2	167,007.0	13,410.2	115,852.0	2,780.1
Low	0.0	0.0	0.0	0.0	0.0	0.0

No Zeros			Samples
	Au-all (ppb)	Ag-all (ppm)	Au-hi (ppb)	Ag-hi (ppm)	Au-lo (ppb)	Ag-lo (ppm)

No. Non-zero	61,204	64,244	6,849	6,970	12,702	13,147
Mean	307.5	14.4	1,018.9	48.6	413.2	19.7
SD	2,020.0	86.6	4,119.3	215.3	1,950.5	76.3
CV	6.57	6.04	4.04	4.43	4.72	3.87
Median	54.0	2.5	270.0	13.8	110.0	5.4
High	233,550.0	13,410.2	167,007.0	13,410.2	115,852.0	2,780.1
Low	2.0	0.1	2.0	0.1	2.0	0.1

“Grade estimation and solids modeling was done using three grade domains. A high-grade zone encompassed material above 1.0 g/t AuEq, with a low-grade halo generally comprising material grading between 0.2 g/t and 1.0 g/t AuEq. All other material was categorized

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        21

as “Waste” and estimated separately. RPA notes that the Waste category was added in order to improve pit shell optimization and is not included in the Mineral Resources estimate. The statistics in Table 19-2 are for the entire sample database (Au-all and Ag-all) as well as for subsets within the volumes for the high- and lo-grade zones used in the modeling. RPA notes that the highest grade assay in the database, a 233 g/t Au assay, does not fall within either the high or low-grade zones.

“Histograms and probability plots for the drill samples are included in RPA’s report in Appendix I (These are not included here, but can be found in RPA’s Report). RPA notes that the sample grade distributions for both Au and Ag are highly skewed and are close to log normal. This is especially true for the subset data, and in particular, Ag. All data sets are typified by high Coefficients of Variation, and in RPA’s opinion, it is appropriate to cut high grades. This is discussed in more detail in the section of this report entitled Capping of High Grades.”

19.1.2	Compositing

“Drillhole samples were composited to 2 m downhole lengths. Compositing was configured to begin at the bottom of the hole, progressing upwards without breaks for lithology or grade shall boundaries. Void spaces (i.e. underground openings) were not assigned grade.

“The statistics for the high-grade and low-grade zone uncapped composites are show in Table 19-3.

______________________________________________________________________________________

Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        22

Table 19-3

COMPOSITE STATISTICS

Minefinders Resources Ltd. Dolores Project

Zeros Incl			Composites
	Au-all (ppb)	Ag-all (ppm)	Au-hi (ppb)	Ag-hi (ppm)	Au-lo (ppb)	Ag-lo (ppm)

No.	20,420	20,498	5,690	5,733	13,160	13,185
Mean	681.3	32.8	1,697.8	76.2	313.3	17.4
SD	2,383.4	125.3	4,253.2	226.6	605.4	30.3
CV	3.50	3.82	2.51	2.97	1.93	1.74
Median	238.0	12.0	770.0	37.0	185.0	9.5
High	103,165.0	13,410.2	103,165.0	13,410.2	28,861.0	939.2
Low	0.0	0.0	0.0	0.0	0.0	0.0

No Zeros			Composites
	Au-all (ppb)	Ag-all (ppm)	Au-hi (ppb)	Ag-hi (ppm)	Au-lo (ppb)	Ag-lo (ppm)

No. Non-zero	20,179	20,268	5,682	5,681	13,044	13,071
Mean	689.4	33.2	1,700.2	76.9	316.1	17.5
SD	2,396.5	126.0	4,255.7	227.5	607.4	30.4
CV	3.48	3.80	2.50	2.96	1.92	1.73
Median	224.0	12.2	771.0	37.5	187.0	9.7
High	103,165.0	13,410.2	103,165.0	13,410.2	28,861.0	939.2
Low	1.0	0.02	2.00	0.12	1.0	0.02

“RPA regenerated the drill hole composites and confirms that they have been calculated properly.”

19.1.3	Capping High Grades

“Composites were capped to 30 g/t Au and 1,000 g/t Ag prior to grade estimation. The statistics for the high-grade and low-grade zone capped composites are shown in Table 19-4.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        23

Table 19-4

COMPOSITE STATISTICS

Minefinders Resources Ltd. Dolores Project

	Uncut		Cut
	Au (ppb)	Ag (ppm)	Au (ppb)	Ag (ppm)

Number	20,420	20,498	20,420	20,498
No. Cut	-	-	29	25
Mean	681.3	32.8	654.8	31.5
SD	2,383.5	125.3	1,792.9	71.5
CV	3.50	3.82	2.74	2.27
Median	238.0	12.0	238.0	12.0
Max	103,165.0	13,410.2	30,000.0	1,000.0
Min	0.0	0.0	0.0	0.0

“The capping reduces the Au grade by 0.026 g/t (3.9%) and affects 29 or 0.14% of the composites. For Ag, the grade is reduced by 1.3 g/t (3.9%) and 25 or 0.12% of the composites were cut. RPA has carried out an analysis of various capping levels by calculating the average grade of the composites at a range of high grade caps. A graph showing the effect of varying the capping level is presented in RPA Technical Report in Appendix 3 (This graph is not presented in this Report.) In RPA’s opinion, a reasonable range of for the capping level would be 15 g/t to 30 g/t Au.

“RPA considers the capping values used to be within an acceptable range for the observed grade distributions, albeit at the high end of the acceptable range.”

19.1.4	Gold Equivalence

“Au and Ag grades have been rendered into a Au equivalent grade (AuEq) for the purpose of geological modeling and application of a cut-off grade. Au equivalence adopted fairly early on in the project life and has been carried through over the years in order to allow for comparison of successive block models.”

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        24

An AuEq ratio of 75 ounces Ag to 1 ounce Au was used. This ratio is based on metal prices and recoveries for the two metals at the time that RPA conducted their review.

“In RPA’s opinion, the 75:1 Ag:Au ratio is somewhat conservative, but that it is a reasonable value for the time being. RPA notes, however, that the complexity of the resource models makes it impossible to continually change the ratio to remain up-to-date. The sensitivity of the Mineral Resource estimate to changing the Ag:Au ratio is unknown (or at least unreported) at this time. It is unreasonable to reconstruct the solids models using different Ag:Au rations but it would be relatively easy to re-estimate the AuEq block grades at two or three different ratios and report the results. RPA recommends that this sensitivity analysis be carried out.”

19.1.5	Geostatistics

“Distance to the nearest composite is a principal criterion used for classification of the Mineral Resource estimate. The distance limits were derived from variography carried out in 2002 by Minefinders consultants. Maximum variogram ranges were in the order of 60 m along strike (150o), 45 m up and down dip (approximately -80oSW), and 30 m across the plane of the vein. RPA conducted a preliminary variogram analysis to confirm these ranges. The variography was conducted on the cut Au composites for the combined high and low grade zones.

“The RPA semi-variograms are presented in RPA’s Report in Appendix 2. (These variograms are not included here in this Report). Three linear log variograms for the Au composites are provided, one for each of the principal directions. The strike direction is 150o, the up-dip direction 060o/+80o, and the cross-structure (minor axis) direction was 060o/-10o. The variograms confirm, for the most part, the ranges reported by Minefinders. In order to generate reasonably coherent and interpretable variograms, it was advantageous to calculate them using log transformed data. RPA notes that the

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        25

variogram in the minor-axis direction actually yielded a 35 m range, which is slightly larger than the 30 m defined by earlier workers.”

19.1.6	Solid Models

“Solid models based on AuEq grade were used to constrain the grade estimation. The Au and Ag grades are observed to be controlled by fractures, which in turn control quartz veining and brecciation. This structural zone strikes approximately 1500 with dips ranging from steeply east to steeply west. The predominant dip for the mineralized structural zone is approximately 800SW. Continuity of discrete structures can be demonstrated for tens to hundreds of meters along strike and up and down dip. However, the veins anastomose in a complex manner that would be very difficult to model with conventional wireframes. In addition, there are a number of small-scale fault displacements along NE-SW-striking structures.

“To accommodate the complex geometry, a series of “extruded” models were used as an alternative to a more conventional set of wireframes. These models are generated by projecting sectional (or level plan) polygonal renderings of the grade shells half way to adjacent sections or plans. The wireframes produced in this manner resemble a series of slices of the modeled feature. Volumetric accuracy is compromised to a certain extent but if the section spacing is small enough, the errors are generally small.

“Two sets of solids were generated: one for the high-grade mineralization, and the other representing a lower grade halo around the high-grade zones. Nominal cut-offs of 0.20 g/t AuEq for the low-grade zones and 1.0 g/t AuEq for the high-grade zones were used. The cut-offs are termed “nominal” because the interpretations were extended to include material below cut-off in order to preserve geological continuity. Minimum widths of 5 m and 10 m were used for the high-grade and low-grade zones, respectively. Zones were extrapolated upwards to surface where surface sampling confirmed the

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        26

vein locations. Down-dip extrapolations were in the order of 50 m to 100 m.

“Drillhole and channel composites were assigned integer codes according to their grade class. High-grade composites were assigned a code of 1000, while low-grade composites were assigned 100. The grade shells were interpreted on 25 m sections, and 10 m level plans. Individual structures were considered to be continuous enough to model if they could be traced for three consecutive sections. If not, they were left as isolated intercepts. The interpretations were refined by comparison and iterative adjustment of both plan and section views. Grade envelopes were interpreted for high and low-grade zones as well as lower grade “holes” within the zones.

“Extruded solid models were used to assign rock codes to the block model. The codes were assigned in the following order:

1)	100 assigned to blocks at 50% within low-grade solids.
2)	1000 assigned to blocks at least 50% within high-grade solids.
3)	Blocks with at least 51% contained volume in a “hole” in the high-grade zones were assigned 100 (i.e. low-grade).
4)	Blocks with at least 51% in a “hole” in the low-grade were tagged as waste.

“In RPA’s opinion, the solids modeling approach is reasonable. RPA examined the solids models and compared them to the sample data and considers the interpretations to be plausible and appropriate. RPA notes that considerable time and effort has been applied in the interpretation of the geology, and that Minefinders personnel have been particularly diligent in developing the solids models.”

19.1.7	Block Model

“The block model was constructed in Gemcom. Model specifications are listed below in Table 19-5

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        27

TABLE 19-5

BLOCK MODEL GEOMETRY

Minefinders Resources Ltd. Dolores Project

Origin	X	50,336
	Y	50,597
	Z	1,800

Block	X	3
	Y	10
	Z	5

Size	Columns	500
(Blocks)	Rows	350
	Levels	140

Size	Columns	5,000
(m)	Rows	1,050
	Levels	700

“The model was rotated -300 about the Y axis to align it with the principal strike direction of the veins.

“In RPA’s opinion, the configuration of the block model and block size used is reasonable for the deposit and the spacing of the data. At the time of writing of this report (November 2004) the block size is under review to determine if it properly reflects the grade selectivity that will be achieved in the pit. It is felt by Minefinders personnel that the block size in the present model may be small relative to the selective mining unit (SMU) and so the block grade distribution may not exactly reflect what will be mined. A change of block size, if deemed necessary, will be achieved by either combining existing blocks (reblocking) or just rerunning the grade estimation using a different block size. The effect of increasing the block size will be to increase tonnage and reduce grade due to additional dilution added to the above-cut-off material. Total metal content may increase slightly.

______________________________________________________________________________________

Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        28

“The primary components stored in the block model are values for Au, Ag, AuEq, rock type, anisotropic distance to nearest sample, relative oxidation, Mn oxide content, argillic alteration intensity, and pyrite content. The grade components are fairly self-explanatory. Anisotropic distance is the principal criterion used for classification. Rock type tags were used in the grade estimation to constrain the composite selection. The manganese, pyrite, and oxide components provide a means to discriminate between zones of similar metallurgical characteristics for pit design and planning purposes.

“A typical cross section and level plan of the block model, showing the block grades and the planned pit shell are provided in Figures 8 and 9, respectively.”

19.1.8	Grade Estimation Methodology

“Grade was estimated into the blocks using inverse distance to the fifth power weighting (ID5). This weighting method was selected in order to preserve as near as possible the observed grade variability in the deposit and minimize smoothing.

“The maximum search distances used were 150 m in the strike direction (1500), 120 m up and down dip, and 60 m in the Z direction. Searches were limited to a minimum of 3 and maximum of 12 composites for each block, and maximum of 2 composites from any one drill hole. This forced the search to include at least two drill holes for each block estimate. The composites were coded according to zone and only composites from a particular zone could be used to estimate grade for blocks within that zone (i.e. hard boundaries).

“In RPA’s opinion, the grade estimation methodology and parameters are reasonable and appropriate for the deposit.”

______________________________________________________________________________________

Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        29

19.1.9	Bulk Density

“Bulk density estimates for the blocks were based on approximately 250 tests conducted on drill core using the water immersion method. The tests were confined to the latite and andesite rock units, which comprise the principal hosts for the deposit. Average density for the latite is 2.52 t/m3 and for the andesite is 2.58 t/m3. The average abundance of the latite host in the deposit is 40% versus 60% for andesite. An average density of 2.55 t/m3 is assigned to all blocks based the relative proportion of host rock lithologies. RPA considers the method used to derive the bulk density, and the application of the density to tonnage estimation to be reasonable and appropriate.”

19.1.10	Block Model Validation

“RPA conducted a number of validation exercises on the block model. These included:

•	Inspection of the block model in plan and section and visually comparing block grades to the drill data.
•	Statistical comparison of composite grades versus block grades.
•	Re-estimation of the block grades using an alternative method.

Global block and composite statistics are provided in Table 19-6.

TABLE 19-6

COMPARISON OF COMPOSITE AND BLOCK GRADES

Minefinders Resources Ltd Dolores Project

Zeros Incl.	Composites				Blocks
Au_hi	Ag_hi	Au_lo	Ag_lo	Au_hi	Ag_hi	Au_lo	Ag_lo

  (ppb)         (ppm)          (ppb)           (ppm)       (ppb)         (ppm)       (ppb)         (ppm)

No.	5,690	5,733	13,160	13,185	110,657	110,657	346,013	346,013
Mean	1,697.8	76.2	313.3	17.4	1,587.1	72.0	329.7	15.7
SD	4,253.2	226.6	605.4	30.3	2,067.1	87.4	649.4	22.3
CV	2.51	2.97	1.93	1.74	1.30	1.20	2.00	1.40
Median	770.0	37.0	185.0	9.5	1,028.0	49.7	215.0	10.5
High	103,165.0	13,410.2	28,861.0	939.2	30,000.0	1,000.0	17,290.0	800.3
Low	0.0	0.0	0.00	0.00	0.0	0.0	0.0	0.0

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        30

“In RPA’s opinion, the average block grades are reasonably close to the mean composite grades. The greatest difference is in the Ag grades for the low-grade zone, where the mean block grade is 9.8% lower than the composite grades. Mean block grades are lower for all components except the low-grade zone Au, where the block grades averaged 5.2% higher than the composites.

“RPA re-estimated the block grades using Ordinary Kriging (OK) as a gross check of the interpolation method. RPA used a variogram model based on the geostatistical parameters discussed above, and the variograms shown in RPA’s Appendix 2. A relative nugget effect of 15% was used. The sample search parameters and database remained the same as for the ID5 block model. Table 19-7 compares the OK model with the ID5 model.

“Both estimates are unclassified. At the 0.3 g/t AuEq cut-off, the two estimates compare reasonably well. OK provided a somewhat more smoothed grade distribution, which resulted in an estimate yielding more tonnes at a lower grade than the ID5 estimate. The OK estimate reports 6% more tonnes at approximately 6% lower grade, yielding metal contents very close to those estimated by ID5.

“In RPA’s opinion, the ID5 block model provides a reasonable estimate of Mineral Resources at Dolores.”

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        31

TABLE 19-7

OK vs. ID5 MODEL

Minefinders Resources Ltd Dolores Project

ID5 Model

Cut-off	Tonnage	Au	Ag	Au	Ag
(g/t AuEq)	(Kt) (ppb) (g/t) (oz) (oz)

5.0	4,464	6,279	215.0	901,000	30,854,000
4.0	6,456	5,169	189.5	1,072,000	39,331,000
3.0	10,647	3,960	154.4	1,355,000	52,851,000
2.0	20,970	2,745	112.6	1,850,000	75,914,000
1.5	32,139	2,154	91.5	2,225,000	94,549,000
1.0	48,187	1,683	73.4	2,607,000	113,716,000
0.90	52,373	1,593	69.8	2,682,000	117,532,000
0.80	57,551	1,495	65.9	2,766,000	121,937,000
0.70	64,625	1,380	61.1	2,867,000	126,952,000
0.60	74,747	1,245	55.5	2,992,000	133,378,000
0.50	88,713	1,098	49.6	3,131,000	141,470,000
0.40	107,495	951	43.4	3,286,000	149,994,000
0.30	129,153	825	38.0	3,425,000	157,792,000
0.20	148,110	739	34.1	3,519,000	162,382,000
0.10	160,949	688	31.7	3,560,000	164,038,000
0	168,685	657	30.3	3,563,000	164,330,000

OK Model

Cut-off	Tonnage	Au	Ag	Au	Ag
(g/t AuEq)	(Kt) (ppb) (g/t) (oz) (oz)

5.0	2,644	6,831	193.0	580,000	16,406,000
4.0	4,852	5,229	164.0	815,000	25,581,000
3.0	9,062	3,870	137.6	1,127,000	40,089,000
2.0	20,942	2,520	101.0	1,696,000	68,003,000
1.5	31,870	2,015	85.8	2,064,000	87,914,000
1.0	44,735	1,660	73.5	2,387,000	105,713,000
0.90	47,762	1,594	70.8	2,447,000	108,719,000
0.80	52,354	1,508	66.8	2,538,000	112,441,000
0.70	58,453	1,400	62.4	2,631,000	117,270,000
0.60	69,252	1,248	56.0	2,778,000	124,685,000
0.50	86,741	1,067	48.4	2,975,000	134,979,000
0.40	111,444	894	41.0	3,203,000	146,904,000
0.30	136,549	771	35.7	3,384,000	156,731,000
0.20	154,620	704	32.6	3,499,000	162,062,000
0.10	162,354	679	31.4	3,544,000	163,904,000
0	168,672	657	30.3	3,562,000	164,317,000

Diff @ 0.3 g/t

	7,396	-54	-2	-41,000	-1,061,000
% Diff	5.7%	-6.5%	-6.1%	-1.2%	-0.7%

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        32

19.1.11	Mined-Out Volumes

“A total of 372,000 short tons of relatively high grade ore was mined from the underground workings at Dolores in the early part of the 20th century. The grade of this material is estimated to have been 9.8 g/t Au and 563 g/t Ag. Voids are commonly encountered in the drilling, and much of the mined volumes remain unsurveyed. In RPA’s opinion, the mined volume constitutes such a small tonnage relative to the overall resource as to be inconsequential to the estimate. What is more important, from an operational point of view is to establish the locations of the voids so that they do not pose a safety hazard for personnel and equipment in the pit. Minefinders is reportedly planning to carry out surveys of the mined volumes, and RPA considers this to be an appropriate course of action.”

19.1.12	Classification

“Mineral Resources have been classified according to the definitions in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines, as incorporated in National Instrument 43-101. Resource blocks are classed as Measured, Indicated, or Inferred, depending on the confidence level of the estimate.

“The criterion used for applying the classification was the anisotropic distance to the nearest composite. Anisotropic distances are proportional to the search ellipsoid and can vary depending on direction to the composite. In general, the distance criterion is approximately equal to the semi-major axis of the search ellipsoid used to capture the sample composites. For Dolores, blocks within approximately 17.5 m of the nearest composite were assigned to the measured category. Indicated blocks are those between 17.5 and 35 m from a composite, while Inferred blocks are between 35 and 90 m from the nearest composite. These distances were derived from the variography discussed in the section of this report entitled Geostatistics. Surface samples were included in the database for the purpose of classification. The surface samples were not used in the grade interpolation but were used for geological interpretation and, as

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        33

such, contribute to the local confidence level of the estimate. In RPA’s opinion, the method used to classify Mineral Resources at Dolores is reasonable.”

19.1.13	Cut-off Grade

“Preliminary economic analyses carried out by Minefinders indicate that the internal cut-off grade for sulphide, oxide, and mixed ore types will be in the order of 0.31 g/t AuEq. The MnO ore type has a higher cut-off of 0.43 g/t AuEq but it comprises a very small proportion of the Mineral Resource. The assumptions used in deriving these cutoff grades are listed in Table 19-8 (provided by Minefinders).

TABLE 19-8

CUT-OFF GRADE ASSUMPTIONS

Minefinders Resources Ltd Dolores Project

Cut-off Grade Worksheet for Various Material Types

Sulfide                  Mixed              Oxide                MnO

Au Recovery	59%	70%	78%	78%
Ag Recovery	59%	50%	45%	25%
Avg. Rec. At 73% Au, 27% Ag.	59%	65%	69%	64%

Au Price	$350.00	$350.00	$350.00	$350.00
Ag Price	$5.50	$5.50	$5.50	$5.50

Implied AuEq ratio	64	89	110	199

Process Cost	$2.13	$2.13	$2.13	$2.13
Mining Cost	$0.70	$0.70	$0.70	$0.70

Implied AuEq Internal Cut-off (g/t)	0.321	0.293	0.274	0.297
Implied AuEq External Cut-off (g/t)	0.426	0.389	0.364	0.395

Internal Cut-off (g/t)	0.308	0.308	0.309	0.429
External Cut-off (g/t)	0.409	0.409	0.410	0.570

Percent of total resource	32	32	32	4

Weighted Average Internal Cut-off (g/t)	0.313
Weighed Average External Cut-off (g/t)	0.416

Note: Recoveries are for “leach-grade” material and not milling ore.

AuEq ratios were developed prior to M3’s Study and KCA’s Feasibility Study.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        34

“Based on the assumptions outlined in Table 19-8, Minefinders uses a cut-off grade of 0.3 g/t AuEq for Mineral Resources at Dolores. RPA considers this cut-off grade to be reasonable.”

19.1.14	Mineral Resources Report

“The classified Mineral Resources estimate at a range of cut-off grades is listed in Tables 19-9 and 19-10.

“The tables below show the Mineral Resources tabulated and summarized from the block by RPA. RPA notes that there are slight variations in tonnes and grade between this summary and the one reported by Minefinders (Table 19-1). These variances are due to rounding errors and also to slight differences in the methods used by RPA in Gemcom to estimate and sum the tonnages. The overall difference in reported ounces at the 0.30 g/t AuEQ cut-off is less than 1%, which in RPA’s opinion, is not significant.

“At the 0.3 g/t AuEq cut-off, the Measured and Indicated Mineral Resources estimate totals 101.1 million t grading 0.84 g/t Au and 40.8 g/t Ag, with an additional 28.1 million t grading 0.77 g/t Au and 28.0 g/t Ag in the Inferred category.”

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        35

TABLE 19-9

MINERAL RESOURCES ESTIMATE

Minefinders Resources Ltd Dolores Project

Measured Resources

Cut-Off	TONNAGE	Au	Ag	AuEq	Au	Ag
g/t AuEq	Kt	g/t	g/t	g/t	oz	oz
5.0	2,284	6.17	241.1	9.39	438,000	17,126,000
4.0	3,243	5.12	210.7	7.93	516,000	21,254,000
3.0	5,195	3.97	169.9	6.24	641,000	27,452,000
2.0	9,853	2.79	123.3	4.44	855,000	37,787,000
1.5	14,808	2.19	100.3	3.53	1,010,000	46,195,000
1.0	22,238	1.70	79.6	2.76	1,176,000	55,058,000
0.9	24,198	1.61	75.5	2.62	1,210,000	56,825,000
0.8	26,639	1.51	71.1	2.45	1,247,000	58,912,000
0.7	29,639	1.40	66.3	2.28	1,287,000	61,120,000
0.6	33,639	1.27	60.9	2.09	1,332,000	63,719,000
0.5	38,914	1.14	55.1	1.88	1,383,000	66,690,000
0.4	45,899	1.01	49.0	1.66	1,437,000	69,953,000
0.3	53,413	0.89	43.7	1.48	1,485,000	72,599,000

Indicated Resources

Cut-Off	TONNAGE	Au	Ag	AuEq	Au	Ag
g/t AuEq	Kt	g/t	g/t	g/t	oz	oz
5.0	1,459	5.89	211.0	8.70	267,000	9,575,000
4.0	2,215	4.80	183.9	7.25	330,000	12,667,000
3.0	3,863	3.64	148.6	5.62	437,000	17,854,000
2.0	7,813	2.54	110.2	4.00	616,000	26,779,000
1.5	11,967	2.01	90.6	3.22	747,000	33,723,000
1.0	17,225	1.62	74.4	2.61	868,000	39,860,000
0.9	18,531	1.55	71.2	2.50	891,000	41,038,000
0.8	20,201	1.46	67.4	2.36	917,000	42,349,000
0.7	22,704	1.35	62.5	2.18	953,000	44,135,000
0.6	26,443	1.21	56.4	1.97	997,000	46,387,000
0.5	31,892	1.06	49.7	1.72	1,050,000	49,299,000
0.4	39,373	0.91	43.0	1.48	1,110,000	52,659,000
0.3	47,652	0.78	37.5	1.28	1,161,000	55,580,000

Inferred Resources

Cut-Off	TONNAGE	Au	Ag	AuEq	Au	Ag
g/t AuEq	Kt	g/t	g/t	g/t	oz	oz
5.0	721	7.41	140.6	9.28	166,000	3,151,000
4.0	998	6.16	133.2	7.94	191,000	4,133,000
3.0	1,589	4.70	117.7	6.27	232,000	5,815,000
2.0	3,303	3.11	86.2	4.25	319,000	8,856,000
1.5	5,364	2.37	69.1	3.29	395,000	11,529,000
1.0	8,724	1.76	55.3	2.49	476,000	15,005,000
0.9	9,643	1.64	52.7	2.35	493,000	15,806,000
0.8	10,710	1.53	50.0	2.20	510,000	16,656,000
0.7	12,282	1.39	46.3	2.01	532,000	17,687,000
0.6	14,665	1.23	41.7	1.79	562,000	19,020,000
0.5	17,908	1.07	37.2	1.57	595,000	20,720,000
0.4	22,223	0.91	32.6	1.35	631,000	22,533,000
0.3	28,089	0.77	28.0	1.14	668,000	24,462,000

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        36

TABLE 19-10

MEASURED AND INDICATED MINERAL RESOURCES

Minefinders Resources Ltd Dolores Project

Measured and Indicated Resources

Cut-Off	TONNAGE	Au	Ag	AuEq	Au	Ag
g/t AuEq	Kt	g/t	g/t	g/t	oz	oz
5.0	3,743	6.06	229.4	8.82	705,000	26,701,000
4.0	5,458	4.99	199.8	7.40	846,000	33,922,000
3.0	9,058	3.83	160.8	5.78	1,079,000	45,307,000
2.0	17,666	2.68	117.5	4.11	1,471,000	64,567,000
1.5	26,775	2.11	96.0	3.28	1,758,000	79,919,000
1.0	39,463	1.67	77.3	2.61	2,045,000	94,919,000
0.9	42,729	1.58	73.6	2.48	2,101,000	97,863,000
0.8	46,841	1.49	69.5	2.33	2,165,000	101,261,000
0.7	52,343	1.38	64.7	2.17	2,241,000	105,255,000
0.6	60,082	1.25	58.9	1.97	2,330,000	110,106,000
0.5	70,805	1.11	52.7	1.75	2,433,000	115,989,000
0.4	85,272	0.96	46.2	1.53	2,548,000	122,612,000
0.3	101,064	0.84	40.8	1.34	2,647,000	128,179,000

19.2	Mineral Reserve Estimate

The following is reproduced from the Kappes, Cassiday & Associates “Technical Report for the Dolores 18,000 TPD Heap Leach Project in Mexico,” dated 22 July 2005. Any changes or additions are shown in italics.

“The proven and probable reserves for the Dolores deposit are contained within an engineered pit design based on a floating cone analysis of a diluted block model derived from the resource block model. A net of process value is calculated for each block within the diluted block model to account for the variable metallurgical recovery and process cost by ore type. The ore processing approach is a tertiary-crushed heap leach to recover the silver and gold. Different recoveries are assigned to the oxide, mixed, sulfide and high manganese ore types. The gold equivalent, net of process cutoff for the various ore types (using $375/oz gold, $5.75/oz silver) is shown in Table 19-11 below.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        37

Table 19 – 11

Gold Equivalent, Net of Process Cutoff, for Various Ore Types

Ore Type	Heap Recovery		Process Cost ($/t)	AuEq Cutoff (g/t)
	Gold	Silver

Oxide	79.0%	46.0%	$2.60	0.281
Mixed	79.0%	51.5%	$2.46	0.266
Sulfide, High Grade	65.0%	71.0%	$2.46	0.321
Sulfide, Low Grade	56.0%	55.0%	$2.46	0.373
Oxide, Manganese	78.0%	21.0%	$2.60	0.286
Mixed, Manganese	78.0%	31.5%	$2.60	0.285

“The calculation of this gold equivalent cutoff grade includes process recoveries, process costs, all post property costs and recoveries, and royalties. Mining and G&A costs are not included.

“The block size in the resource model is 3m x 10m in plan and 5m vertical. The 3m width (across the strike of the deposit) is too narrow for the selectivity of the selected mining equipment needed to accomplish the proposed production schedule. The 3m x10m x 5m blocks were combined to create a block model with 6m x 10m x 5m blocks (2 blocks in the resource model were combined to form 1 block in the diluted block model for mining). This generates a mine model that has a minimum selective unit of 6m by 10m by 5m in size.

“The resource model as described in previous sections did not have grade interpolated into the ‘waste’ zones. Once the decision was made to reblock the resource model, grade was interpolated into the ‘waste’ zones in order to assign lower grades (versus zero grade) to the surrounding blocks which might then be incorporated into the mine model as dilution. Minefinders calculated gold and silver grade into the ‘waste’ blocks using the same parameters as used to calculate grade for ‘high-grade’ and ‘low-grade’ blocks. Only ‘waste’ composites were used for estimation of grade into ‘waste’ blocks. Distance criteria for classification of measured, indicated, and inferred resources were based on the distance from the closest ‘low-grade’ or ‘high-grade’ zone composite. The grade estimate in the ‘high-grade’ and ‘low-grade’ blocks was not changed from the audited resource. The waste-coded measured and indicated increment of the mineral resource estimate remains un-audited.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        38

“Table 19-12 outlines the impact to the resource model of adding grade into the ‘waste’ zones. For the global measured and indicated resource, the tonnage increased by 6.5%; gold and silver ounces increased 2.3% at the 0.3 gram per tonne cutoff.

Table 19-12
Dolores Project October 2004 Block Model
"Waste" Addition to Measured and Indicated Resources
Cutoff	TONNAGE	Grade	Gold	Grade	Silver
AuEq	Ktonnes	Au	Au Ounces	Ag	Ag Ounces
(g/t)		(g/t)		(g/t)

5	34	5.271	5,770	61.459	67,271
4	41	5.030	6,619	61.640	81,116
3	46	4.767	6,976	62.442	91,387
2	74	3.393	8,025	69.955	165,470
1.5	105	2.662	9,014	66.230	224,244
1	212	1.682	11,449	50.839	346,088
0.9	265	1.460	12,418	46.236	393,270
0.8	428	1.145	15,742	34.972	480,876
0.7	589	0.946	17,933	32.048	607,339
0.6	842	0.778	21,057	28.285	765,339
0.5	1,360	0.607	26,532	23.622	1,033,250
0.4	2,534	0.442	36,001	19.363	1,577,563
0.3	6,588	0.291	61,743	13.977	2,960,675

“RPA is of the opinion that the technique used for estimation of grade into ‘waste’ blocks is consistent with the resource model and appropriate for this purpose.

“A number of theoretical pit shell runs (floating cones) were calculated on the re-blocked model to evaluate the sensitivity of the results to the input parameters. The final pit is based on a mining cost of $0.66/t for ore and waste plus an incremental additional mining cost of $0.0025/t per 5m bench below the 1465 elevation. Other inputs to the cone economics include $0.70/t ore for G&A costs, variable processing costs and recoveries, metal prices of $375/oz gold and $5.75/oz silver, and overall slope angles that varied from 52o for pit walls where no haul roads were anticipated to 47o for pit walls with roads. The input parameters were not revised based on the current gold and silver price or updated operating costs developed during the Feasibility Study.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        39

“The reserve summary shown on Table 19-13 is the sum of a mine production schedule using the proven and probable tonnages from the pit design. The pit reserve is tabulated from the mine model with the reblock size of 6m by 10m by 5m high.”

Table 19-13

Dolores Feasibility Study Reserve Summary

		Grades
	Tonnage (x 1000)	Gold g/t	Silver g/t	Recoverable Gold g/t	Recoverable Silver g/t
PROVEN
Oxide	12,020	0.78	48.64	0.62	22.37
Mixed	17,541	0.87	43.74	0.69	22.53
Sulfide – High Grade	5,174	1.84	67.09	1.20	47.63
Sulfide – Low Grade	6,794	0.39	19.24	0.22	10.58
High Mn – Oxide	1,750	0.70	70.50	0.55	14.81
High Mn – Mixed	399	0.61	80.13	0.48	25.24
Total	43,678	0.88	45.44	0.65	23.32
PROBABLE
Oxide	7,643	0.69	48.12	0.55	22.14
Mixed	12,121	0.80	41.73	0.63	21.49
Sulfide – High Grade	2,925	1.68	65.15	1.09	46.26
Sulfide – Low Grade	5,105	0.37	19.14	0.21	10.53
High Mn – Oxide	871	0.70	74.30	0.55	15.60
High Mn – Mixed	130	0.66	80.84	0.51	25.46
Total	28,795	0.78	42.96	0.58	22.07
PROVEN + PROBABLE
Oxide	19,662	0.75	48.43	0.59	22.28
Mixed	29,662	0.84	42.92	0.66	22.10
Sulfide – High Grade	8,099	1.78	66.39	1.16	47.14
Sulfide – Low Grade	11,899	0.38	19.20	0.21	10.56
High Mn – Oxide	2,621	0.70	71.76	0.55	15.07
High Mn – Mixed	529	0.62	80.30	0.48	25.29
Total	72,473	0.84	44.46	0.62	22.82

20.0	OTHER RELEVANT DATA AND INFORMATION

KCA believes that all applicable data and information have been included in this Report.

______________________________________________________________________________________

Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        40

21.0	INTERPRETATION AND CONCLUSIONS

The results of the feasibility study indicate that the project is economically viable, technically feasible and environmentally sound. The Project has a pre-tax NPV of US$ 389.1 million at a 0% discount rate and an IRR of 28.9%. Estimated time to payback is about 3.2 years.

22.0	RECOMMENDATIONS

An after-tax cashflow should be developed to insure that the Project meets Minefinders’ corporate goals.

Continued review of the on-going metallurgical testing results is required to confirm the projected recoveries and to optimize reagent consumptions.

The study utilizes on-site diesel generators for electrical power. Given the recent run-up in petroleum prices, process and mine operating costs (and project economics) will be sensitive to fuel price variations, particularly in regard to diesel fuel and to changes in the IPES tax credit. A review of electric power line installation versus diesel generated power should be undertaken given the current and projected price of fuels and possible changes to the IPES tax credit.

Snowden considers haulage cycle times supplied by Minefinders to be aggressive based on Snowden’s evaluation using TALPAC modeling. Snowden suggests that travel times may require review and verification.

The in-pit waste and the possible formation of an acid rock drainage lake identified by Golder will require additional study over the project life.

A detailed list of recommendations can be found in M3’s Technical Report and Feasibility Study and in Golder’s reports on geotechnical and geo-environmental studies and on pit slope design.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        41

23.0	REFERENCES
1.	Golder Associates Inc, Tucson, AZ. (3 June 2005), Technical Memorandum, Dolores Alternative Study Review – 18 KTPD Scenario, Dolores Project; Chihuahua, Mexico.
2.	Golder Associates Inc, Tucson, AZ, (May 2005), Summary Report for Geotechnical and Geo-Environmental Supporting Studies, Volume 1 and 2.
3.	Golder Associates Inc, Reno, NV, (November 2004), Report on Feasibility Level Pit Slope Design Study, Dolores Project, Chihuahua, Mexico.
4.	Kappes, Cassiday & Associates, Reno, NV, (July 2005), Dolores Alternative Study, 18,000 TPD Scenario.
5.	Kappes, Cassiday & Associates, Reno, NV, (22 July 2005), NI 43-101, Technical Report for the Dolores 18,000 TPD Heap Leach Project in Mexico.
6.	Snowden Mining Industry Consultants, Vancouver, BC, (September 2005), Dolores Alternative Mining Equipment Estimate.
7.	M3 Engineering & Technology Corporation, Tucson, AZ, (June 2005) NI 43-101 Technical Report for The Dolores Project; Chihuahua, Mexico.
8.	M3 Engineering & Technology Corporation, Tucson, AZ, (June 2005) Dolores Feasibility Study.
9.	McClelland Laboratories Inc., (November 2004), Report on Metallurgical Testing – Dolores Drill Core Samples.
10.	McClelland Laboratories Inc., (November 2004), Estimating Commercial Heap Leach Cyanide Consumption – Dolores Project.
11.	Metso Minerals, Minerals Research & Test Center, (May 2004), Paddle Abrasion Results, Chemical Analysis Results, & Impact Crushability Results.
12.	Roscoe Postle Associates, Inc., (November 2004), Technical Report on the Mineral Resources Estimate for The Dolores Property, Mexico – NI 43-101 Report.
13.	MLI, (March 1999), Report on Column Percolation Leach Tests Conducted at Colorado Minerals Research Institute - Dolores Drill Core Composites, MLI Job No. 2647.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        42

24.0	DATE

The effective date of this Technical Report is 27 February 2006.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        43

25.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES
25.1	Mining Operations

The Dolores mine plan will provide ore to a crushing plant at the rate of 6.48 million tonnes per year or an average of 18,000 tonnes per day. The ore will be crushed and conveyed to the heap. Table 25-1 shows the mine production schedule with waste quantities adjusted by Snowden. The mine plan has approximately 12 years of commercial production after the pre-production period. The peak total material movement is 36.0 million tonnes per year or about 101,700 tpd (assuming 354 operating days per year). The operating waste to ore ratio during the years of peak production (years 3 through 9) is 5.20.

Table 25-2 shows the mine design and operating parameters. It is assumed that the mine will operate two 12-hour shifts per day, 7 days per week and 354 days per year (allowing for Federal holidays and weather delays). Four crews on rotation will work in the mine.

Table 25-1

Mine Production Schedule (Snowden Waste Adjusted)

	ORE							WASTE KT	TOTAL KT
Year	KT	Gold (g/t)	Silver (g/t	RecAu (g/t	RecAg (g/t)	Recoverable Ounces x 1000 (1)
						Gold	Silver
PP	305	0.527	15.45	0.395	7.61	3.9	74.9	4,695	5,000
1	5,040	0.860	35.53	0.632	17.87	102.6	2896.4	22,958	27,998
2	6,481	1.073	41.36	0.804	19.90	167.2	4145.5	23,519	30,000
3	6,480	0.748	57.66	0.576	28.06	120.2	5845.5	27,020	33,500
4	6,479	0.869	43.55	0.652	22.18	135.6	4620.8	27,020	33,499
5	6,480	0.847	32.42	0.618	16.74	129.4	3487.7	27,500	33,980
6	6,479	0.708	38.42	0.507	19.11	106.3	3980.1	24,000	30,479
7	6,481	0.606	44.83	0.437	20.42	91.1	4254.4	29,500	35,981
8	6,481	0.673	55.03	0.496	27.05	103.7	5637.3	28,500	34,981
9	6,480	0.697	56.74	0.521	30.30	109.2	6312.2	26,774	33,254
10	6,479	0.813	49.98	0.590	28.51	123.7	5940.7	14,000	20,479
11	6,480	1.081	39.09	0.804	22.62	167.6	4712.5	9,000	15,480
12	2,327	1.601	27.24	1.132	16.97	84.8	1269.0	3,840	6,167

Total	72,472	0.839	44.46	0.620	22.82	1,445.3	53,177.1	268,326	340,798

1) The recoverable ounces of metal equal the ore tonnage times average recoverable grade. These ounces may not be realized in the year shown due to the delay in the extraction schedule.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        44

Table 25-2

Mine Design and Operating Parameters

Pit Design Parameters
Interramp Slope Angle	52[o]
Haul Road Design	24m width (16m at pit bottom) 10% maximum grade
Dump Design	Angle of repose in lifts, dozed to 2.5:1 for final reclamation

Operating Schedule
Available Days per Year	D	365
Available Shifts per Day	Shifts / d	2
Available Shifts per Year	shifts / yr	730
Scheduled Operating Days / Year	D	354
Scheduled Operating Shifts / Year	shifts	708

Shift Duration	Hrs	12
Available Time per Shift	min	720
Lunch & Breaks Duration	min	60
Equipment Inspection Duration	min	10
Shift Change & Blasting Duration	min	10
Fuel, Lube, & Service Duration	min	10
Operating Delays per Operating Hour	min / op hr	9
Operating Delays per Shift	min / shift	94
Effective Minutes per Shift	min	536

Material Characteristics
Majority Rock Types, Ore and Waste
Material – In Place Density	Kg / bank m3	2,550
Swell % for equipment calculations	%	40.0%
Swell Factor	*	0.714
Material Bulk Density, Dry	Kg / m3	1,821
Moisture Content	%	4.0%

Latite Rock Type, Ore and Waste
Material – In Place Density	Kg / bank m3	2,420
Swell % for equipment calculations	%	40.0%
Swell Factor	*	0.714
Material Bulk Density, Dry	Kg / m3	1,728
Moisture Content	%	4.0%

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        45

25.1.1	Equipment Selection and Requirements

In accordance with the Snowden report, the mining equipment is sized to accommodate the mine plan at a maximum mine production rate of 36 million tonnes per year or 101,700 tonnes per day (assuming 354 operating days per year) over the approximate twelve-year mine life. The 5m bench height block model was used for the reserve calculation and mine plan. As stated earlier, Snowden evaluated and reviewed the mine fleet equipment and determined that the selected equipment was suitable for mining up to a 10 meter bench height.

For the purpose of capacity and cost calculations, it has been assumed that the major mining equipment will be the equivalent of Hitachi EX 2500 hydraulic shovels, Caterpillar 992 loaders, Ingersoll Rand DM45/50 blasthole drills and Caterpillar 777 haul trucks. Support equipment includes track dozers, rubber tire dozers, excavator and graders along with smaller equipment for maintenance and other support activities.

Both ore and waste will be drilled and blasted on a 10m bench height using 165 mm diameter holes with spacing between holes of 5.9 m (Snowden). Ore will be selectively excavated using a 5 meter bench height. With swell, a 10m blasted bench will produce 2 x 6m benches for excavation. Ammonium nitrate mixed with fuel oil (ANFO) will be used for all blasting with a powder factor of 0.52 kg/BCM.

The mining equipment requirements have been determined based on the operating schedule and shift duration shown on Table 25-2. Table 25-3 lists the mining and support equipment that has been selected, sized and evaluated for this plan. Table 25-4 shows the mobile support equipment for the plant and heap leach.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        46

Table 25-3

Mine Major and Support Equipment Selection (Snowden)

Equipment	Initial No. Required	Maximum Required	General Specification

Blasthole Drill	1	3	IR DM45/50, Diesel
Hydraulic Shovel	0	2	Hitachi EX2500, 15 cu m bucket
Wheel Loader	1	2	Cat 992, 12 cu m, Rock Bucket
Haul Truck	4	19	Cat 777D, 60.5 cu m, 90 t, End Dump
Track Dozer	1	2	Cat D10T, Universal Blade, Ripper
Wheel Dozer	1	2	Cat 824H
Motor Grader	1	2	Cat 16G, 4.88 m
Water Truck	1	2	Cat 777C, 28,000 liter, used
Rock Drill	1	1	IR ECM780
Excavator	1	1	Cat 330CL, 2.4 cu m
Blasters Truck	1	1	Flatbed Truck, 2t
ANFO Truck	1	1	Bulk ANFO/Slurry, 16,000 kg
Fuel Truck	1	1	Fuel and Lube, 11,300 ltr
Blasthole Stemmer	1	1	Skid Steer Loader
Crane	1	1	Used, 60 t Rough Terrain
Crane Truck	1	1	Sterling LT8500 Flatbed w/ 25 t Crane
Mechanics Truck	1	1	Peterbuilt 335 chassis, 7 t crane
Welders Truck	1	1	Peterbuilt 335 chassis, 7 t crane
Tire Handler	1	1	Cat IT28 w/Tire Handler
Forklift	1	1	Hyster H100XM Shop Forklift
Forklift	1	1	Sellick SD-100 Rough Terrain
Man Lift	1	1	Telescoping Boom, 30 ft
Man Lift	1	1	Scissors Lift, 30 ft
Crew Bus	1	1	20 – 30 Passenger Bus
Pickup Trucks, Supervision & Eng.	8	8	Ford F250 4 wheel drive
Ambulance	1	1	Ford F250 chassis with Ambulance Body
Communications	1	1	Repeater and one radio per equipment unit
Light Plants	5	5	6 kw Generator, Metal Halide Lamp
Mine Dispatch System	1	1	Infrastructure and all major units tied in
Engineering Computers and Software	1	1	Engineering, Drafting, Plotting
Surveying Equipment	1	1	GPS Surveying System
Mine Maintenance Computers and Software	1	1	Inventory Control, Planning

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        47

Table 25-4

Plant Support Equipment Selection

Equipment	Initial No. Required	Maximum Required	General Specification

Crane Truck	1	1	Sterling LT8500 Flatbed with 25 t Crane
Wheel Loader	1	1	Cat 988H
Track Dozer	1	1	Cat D8T/UBLD/Single Shank Ripper
Mechanics Truck	1	1	Peterbuilt 335 chassis, 7 t crane
Welders Truck	1	1	Peterbuilt 335 chassis, 7 t crane
Motor Grader	1	1	Cat 140H, 3.66 m
Backhoe Loader	1	1	Cat 420D, 1 cu m
Forklift	1	1	Hyster H100XM Shop Forklift
Pickup Trucks, Supervision & Eng.	17	17	Ford F250 4 wheel drive
Flat Bed Truck	1	1	1 ton Truck
Bobcat	2	2

25.1.2	Mine Personnel

All personnel in the mine and mine maintenance departments will be Mexican nationals with the exception of an expatriate mine manager during the period from pre-production through year 2. In year 2, a national mine manager will be hired for the position and overlap with his expatriate counterpart during that year.

Mine operations and maintenance manpower complement has been estimated basted on a two 12 hour shift per day, seven day per week operation for all unit operations. Four crews will be required with two crews in camp at any point in time. Supervision, engineering personnel and the blasting crew are schedule to work an eight hour day (dayshift).

A summary of the life of mine manpower schedule is shown on Table 25-5.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        48

Table 25-5

Summary of Mine Manpower Requirements (Snowden Fleet Basis)

Area	Year	-1	1	2	3	4	5	6	7	8	9	10	11	12
Supervision/Staff		17	17	18	18	18	18	18	18	18	18	18	18	18
Mine Eng./Geology		11	11	11	11	11	11	11	11	11	11	11	11	11
Mine Operations		87	95	97	102	107	112	122	112	115	86	95	99	46
Mine Maintenance		56	60	62	66	66	68	70	72	70	56	58	58	36
VS&A Allowance		11	8	8	8	9	9	10	9	9	7	8	8	4
Total – Mining		178	191	196	205	211	218	231	222	223	178	190	194	115
Ratio – Maint./Ops.		.64	.63	.64	.65	.62	.61	.57	.64	.61	.65	.61	.59	.78

25.2	Recoverability

The Dolores ore has been shown to be amenable to cyanide heap leaching by metallurgical testing programs completed by McClelland Laboratories Inc. and the Colorado Minerals Research Institute. M3 completed a very thorough review of the metallurgical testing results. These results are detailed in their Feasibility Study and Technical Report. Additional details on recoverability can be found in these documents.

KCA used M3’s recommended recoveries for each ore type in the feasibility study after a detailed review of past and on-going metallurgical test work. In KCA’s opinion the recoveries and reagent consumptions used are justifiable.

Based on the interpretation of metallurgical testing results in M3’s Feasibility Study and Technical Report, KCA used M3’s recoveries as shown in the following table in the feasibility study:

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        49

TABLE 25-6

Recoveries by Ore Type

Ore Type	Gold Recovery, %	Silver Recovery, %
Oxide – All Lithologies	79.0%	46.0%
Mixed – All Lithologies	79.0%	51.5%
Sulfide, Hi Grade – All Lithologies	65.0%	71.0%
Sulfide, Lo Grade – All Lithologies	56.0%	55.0%
Manganese Oxide – Latite	78.0%	21.0%
Manganese Mixed – Latite	78.0%	31.5%
Weighted Average - Based on Latest IMC Mine Production Schedule	73.9%	51.3%

25.3	Markets

Johnson-Matthey Inc of Salt Lake City, Utah, is interested in receiving the gold-silver doré bars from Dolores. They provided a budget quote to refine the bars based on their typical contracts. Their budget quote is summarized as follows:

Treatment Charge:	$0.17 / oz net weight received
Refining Charge	$0.50 / oz fine gold
Terms:	Gold Return 99.75% of assayed contents

Silver Return 99.75% of assayed contents

Weighing Limits Variance over 0.2% will be held pending agreement

Settlement based on mean of assays if within splitting limits; if outside limits, then settled by umpire

Splitting Limits: Gold at 0.25 parts per thousand; Silver at 2.5 parts per thousand

25.4	Contracts

KCA has no knowledge of any material contracts in place associated with the Project.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        50

25.5	Environmental Considerations

KCA did not review the environmental considerations of the Project. The following was taken from M3’s Technical Report.

“Minefinders plan to perform concurrent reclamation of the mine waste dumps by re-contouring the waste dump slopes to a 2.5:1 slope during normal operations. The cost for the mine dump reclamation is included in the mine operating costs. When the last leach period is completed, the ore heap will be allowed to drain down and solution quality will be monitored for compliance. Appropriate environmental action will be taken as solution quality during drain down is obtained. This could include rinsing, cyanide destruction, or microbial treatment to bring solutions into compliance. The pad will be “armored” with 0.5 meters of run of mine waste. Re-vegetation of the waste dumps and leach pad will be by applying seed bed preparation, seed, and fertilizer. An allowance of $1,500 / hectare has been included in the closure cost estimate for the revegetation cost. Other provisions for closure include pit area fencing, building and foundation demolition, an evapotranspiration cell (ET Cell), and ongoing monitoring.

“There does not appear to be an acid rock drainage (ARD) issue with respect to waste rock disposal. The material was tested according to accepted industry practice and Mexican norms. Acid Base Accounting (ABA) showed that about 28% of the waste rock has a potential to generate acid with an ABA ratio of <1.2. A 20-week duration dynamic (humidity cell) test showed that only one of four composites made from ABA ratio <1.2 material generated a mildly acidic (pH = 5.8 leachate). That single composite represents only about 5.2 percent of waste material. The other three components made from ABA ratio <1.2 generated neutral or near neutral leachate. The four waste dumps have ABA ratios of 11.2, 24.3, 16.8, and 14.2 with a global average ABA ratio of 16.1.”

Golder identified possible in-pit waste and the in-pit lake ARD potential in their report. Additional studies over the project life need to be conducted to evaluate the possible environmental impacts of the ARD potential.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        51

25.6	Taxes

KCA’s economic analysis was completed on a pre-tax basis. No corporate income or minimum asset taxes were included. The Diesel Fuel Tax Rebate (IEPS) has not been included in the costs. At present, 35% of the diesel price can be refunded as a tax credit, but can vary. Value added taxes (IVA) will have to be paid, but will be reimbursed against the Owner’s Federal income tax liability, generally within a couple of months. No IVA was added to the costs.

Import duties will not have to be paid on most items per a federal program called PITEX. The cost to administer the PITEX program varies, but is generally in the 2% range for imported items that can eventually be exported out of the country. For items that cannot be exported at the end of the project, then import duties must be paid. It was assumed that no import duties would have to be paid, other than the administrative costs of 2% of the value of the imported items.

Additional details on Mexican taxes and duties are presented in M3’s Technical Report.

25.7	Capital and Operating Cost Estimates

The capital expenditures required for the project are summarized in Table 25-7. It is necessary to fund operating expenditures to cover the commissioning time period until the project is generating a positive cash flow. The costs are considered to have an accuracy of +/- 15%. Capital cost estimates are based on the purchase of new equipment and supported by recent budget quotes, bids and cost estimates scaled from similar recent projects.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        52

TABLE 25-7

Capital Costs Summary

Facility Description	Capital Cost, US$
DIRECT FIELD COSTS
000 - General Site	$4,578,300
050 - Mine Development, Haul Roads & Equipment	$15,390,600
100 - Crushing - TNT Package	$22,385,500
150 - Heap Leach System	$11,295,100
200 - Fine Crushing & Ore Reclamation (non-TNT only, other in TNT package Area 100)	$896,500
240 - Stacking (incl. in TNT Package Area 100)
420 - Merrill Crowe - Lyntek Package	$4,458,700
510 - Smelting (Incl. in Lyntek Package Area 420)
650 - Water Distribution System	$3,532,000
700 - Power Substations (removed)
750 - Power Distribution	$3,856,800
800 - Reagents (non-Lyntek only, other in Lyntek Package Area 420)	$3,500
900 - Ancillaries, Buildings & Equipment	$13,084,700
SUBTOTAL DIRECT FIELD COSTS	$79,481,700
INDIRECT FIELD COSTS
Indirects and MFL Owners Costs	$4,829,300
Shipping and Import Fees	$2,195,100
Spare Parts	$2,226,700
Working Capital (60 days operation)	$6,334,000
Initial Fills	$1,538,100
Contingencies	$9,701,400
EPCM (Excluding Mine)	$5,707,200
SUBTOTAL INDIRECT FIELD COSTS	$32,531,800

TOTAL CAPITAL COSTS, US$ (Year 0)	$112,013,500
Plus Mine Equipment Capital Costs, US$ (Year 1)†	$19,965,400
TOTAL CAPITAL COSTS, US$ (Year 0 and Year 1)	$131,978,900

Totals may not sum due to rounding.

IVA taxes are refundable and are not included. Indirect and Owners Costs were combined at Minefinders request.

† Added to Year 0 capital at Minefinders’ request

Operating costs for the project have been estimated from a zero base, using, where possible, project specific staffing, salary, wage, and benefit requirements; unit consumption of materials, supplies, power, and water; and delivered supply costs.

Mining fleet utilization and fleet requirements were based on Snowden’s evaluation. Costs were developed by IMC and Minefinders’ based on IMC’s

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        53

Conservative Optimization Basis of Cost and a review of equipment utilizations rates of nine domestic and overseas mine projects provided by Minefinders.

The initial pre-strip was reduced due to the reduced need for fill material in the process, haul road, and administration areas. This material will be mined in year one.

The operating costs have been estimated and presented without added contingency allowances. The operating costs are updated with the latest available information as of January 2006. The mining, processing, general and administrative operating costs are considered to have an accuracy range of +/- 15%. Unit operating costs are summarized in Tables 25-8 and 25-9.

Table 25-8

Operating Cost Summary by Section

Life-of-mine Average

Cost per Tonne
Labor (excludes mine and G&A)	$0.150
Mining	$3.532
Crushing	$0.656
Stacking	$0.174
Heap Leach	$0.221
MC and Refining	$0.426
Reagents	$1.078
Laboratory	$0.079
Support	$0.017
G&A	$0.535
Total, US$/tonne	$6.869

Table 25-9

Operating Cost Summary by Area

Life-of-mine Average

Cost per Tonne
All Labor (excluding mine)	$0.15
Mining (includes labor)	$3.53
Process	$2.56
Support	$0.10
G&A	$0.53
Total, US$/tonne	$6.87

Note: These costs are based on a diesel fuel price of US$0.50/liter delivered and do not include IPES tax credit.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        54

Total reclamation and closure costs are approximately US$ 9.5 million or about US$ 0.13 per tonne crushed. This is not included in the operating cost estimation, but is included in the cash flow calculation. Doré shipping and refining costs are not included in the above operating costs, but are included in the cash flow model.

The project is expected to employ a total of approximately 345 people at the height of project operations, of which approximately 85% will be hourly and 15% will be salary. With the exception of the General Manager, Mine Manager and the Chief Accountant, who will be expatriate employees, the salaried and hourly workforce will be recruited locally. The expatriate Mine Manager will be replaced by a Mexican national in year 3. Areas where particular expertise and experience are required will be recruited nationally. Most of the workforce is expected to originate in the local regions.

25.8	Economic Analyses

Capital cost for the project is estimated at US$ 132.0 million initially, with US$ 29.0 million in sustaining capital required over the life of the mine. Assuming a base case gold and silver price of US$ 475 and US$ 7.50 per ounce, respectively, the project has a pre-tax NPV of US$ 389.1 million at a 0% discount rate and an IRR of 28.9%.

In accordance with the reporting standards developed by The Gold Institute, production cost is calculated as “Total Cash Cost” and “Total Production Cost”. Unit operating cost will vary by year depending on the mine area, pit-stripping requirements, and ore type being processed. The Average Cash Operating Cost over the life of mine is estimated to be US$ 7.06 per ton of ore processed or US$ 224 per ounce gold (equivalent) produced. Average Total Cash Cost over the life of mine is estimated to be US$ 7.48 per ton of ore processed or US$ 238 per ounce gold (equivalent) produced. The Average Total Production Cost over the life of the mine is estimated to be US$ 9.61 per ton of ore processed or US$ 305 per ounce gold (equivalent) produced.

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Kappes, Cassiday & Associates

27 February 2006

Dolores Heap Leach Project Technical Report                                                                                        55

Operating costs, including mining, process and support are estimated to be US$ 6.87 per tonne of ore. Doré shipping, insurance and refining costs vary, but average about US$ 6.04 per equivalent ounce gold. Reclamation and closure and equipment salvage values are included in the cash flow estimates. Royalty payments, mining concession and mining claim fees are also included in the cash flow. KCA has included an estimated end-of-project salvage value based on 10% of equipment/vendor package supply costs.

25.9	Payback

Estimated time to payback is about 3.2 years at no imputed interest.

25.10	Mine Life

Mining will occur over a period of approximately 11.5 years after the pre-production period based on the current reserves and processing rate. Leaching and gold/silver recovery will continue well into Year 12 and possibly beyond due to the long leach times.

26.0	ILLUSTRATIONS

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Kappes, Cassiday & Associates

27 February 2006

FIGURE 1-1 DOLORES SITE MEXICO

FIGURE 1-2 DOLORES SITE CHIHUAHUA

U. S. A.
El Paso
Archaeological Site
Railway
Palomas
Cd. Juárez
Agua Prieta
2
45 D
Janos
N
Nuevo Casas Grandes
Rio Bravo
Casas Grandes
Paquimé
10
Valley of the Caves
Mata Ortiz
Ricardo Flores Magón
U. S. A.
SONORA
Ojinaga
Coyame
Madero
16
Rio Grande
DOLORES SITE
Cumbres de Majalca National Park
CHIHUAHUA
16
A. Lopez Mateos
Aquiles Serdán
Basaseachic
Cuauhtémoc
Basaseachic Falls
Cd. Delicias
COAHUILA
Sierra Madre Occidental
Creel
24
Naica
Camargo
Barrancas
45 D
Urique
Copper Canyon Region
Hidalgo del Parral
Jiménez
Batopilas
Los Mochis
Zona de Silencio
Guadalupe y Calvo
SINALOA
DURANGO
Durango
Gomez Palacio & Torreón

GRAPHIC SCALE
1 : 2000
CONTOUR INTERVAL = 2 meters

REFERENCE DRAWINGS		REFERENCE DRAWINGS		REVISIONS					REVISIONS				
DWG. NO.	TITLE	DWG. NO.	TITLE	NO.	BY	CHK'D	DATE	DESCRIPTION	NO.	BY	CHK'D	DATE	DESCRIPTION

CLIENT: MINEFINDERS CORP., LTD.

Kappes, Cassiday & Associates

MINEFINDERS CORPORATION, LTD.
DOLORES PROJECT, FEASIBILITY STUDY

Title: GENERAL ARRANGEMENT
SITE PLAN

000-GA-001 14 FEB 06

CERTIFICATE OF QUALIFIED PERSON

As a contributor to the report titled "Technical Report for the Dolores Heap Leach Project" dated 27 February 2006, on the Dolores Project of Minefinders Corporation Ltd.,

I do hereby certify that:

- My name is Michael W. Cassiday and I am Vice President of the firm of Kappes, Cassiday & Associates at 7950 Security Circle, Reno, Nevada USA 89506.
- My residential address is 850 Cottonwood Road, Reno, Nevada USA 89511.
- I am a practicing Metallurgical Engineer/Consultant and a Member in good standing of **The Australasian Institute of Mining & Metallurgy** (AusIMM), Registration No. 220806 and **The Society for Mining, Metallurgy and Exploration Inc.** (SME), Membership No. 0515170.
- I am a graduate of the University of Nevada, Reno, Mackay School of Mines, and hold a B. Sc. degree in Metallurgical Engineering (1978).
- I have practiced my profession continuously since 1978.
- I am a "Qualified Person" for the purposes of NI 43-101 with regards to a variety of metallurgical processing operations.
- I visited the Dolores Project on 22 June 2005.
- I have been involved with the development of the process design and the process capital and operating cost estimates for the Technical Report.
- I am not aware of any material fact or material change with respect to the subject matter of the Technical Report which is not reflected in the Technical Report, or the omission to disclose said material which makes the Technical Report misleading. Note that this report is an update to a previous Technical Report of the same dated 22 July 2005 and that consent of author was obtained in the areas of change only. Previous consent was given by the appropriate authors in the Technical Report dated 22 July 2005 and is available on SEDAR.
- Neither I, nor any affiliated entity of mine, is at present, under agreement, arrangement, or understanding or expects to become, an insider, associate, affiliated entity or employee of Minefinders Corporation Ltd., or any associated or affiliated entities.
- Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Minefiners Corporation Ltd., or any associated or affiliated companies.
- I have read the Instrument and Form 43-101F1 (the "Form") and the Report has been prepared in compliance with the Instrument and the Form.
- I consent to the filing of the Report titled "Technical Report for the Dolores Heap Leach Project" dated 27 March 2006 with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on its websites accessible by the public.

Dated at Reno, Nevada, 27 March 2006.

Michael W. Cassiday
Vice President
Kappes, Cassiday & Associates

87 Colin Street West Perth WA 6005

PO Box 77 West Perth WA 6872

Telephone +61 8 9481 6690

Facsimile +61 8 9322 2576

perth@snowdengroup.com

www.snowdengroup.com

Perth, Brisbane, Vancouver, Johannesburg, London

CERTIFICATE of QUALIFIED PERSON I, Phil Morriss, do hereby certify that:

1.	I am an Associate Consultant Mining Engineer and formerly Group Manager, Mining, employed by Snowden Mining Industry Consultants of 87 Colin Street, West Peth, Western Australia 6005.
2.	I graduated with the following degrees:
•	BSc(Hons) in Civil Engineering – University of London, 1973
3.	I hold the following professional qualification:
•	Member of the Australasian Institute of Mining and Metallurgy (MAusIMM)

4.

I have worked as a professional civil and mining engineer for a total of thirty three years since my graduation. My experience includes 25 years of large open pit precious and base metals mining, with companies such as CRA, BHP and Placer Dome. I have been employed in a range of technical and managerial roles in Australia, Papua New Guinea, South America and Africa, and for four years I was the CEO of an international mining contractor operating in Ghana and Tanzania. My technical expertise covers soil mechanics (foundations), rock slope engineering, mine engineering, mine equipment selection, operational audits, strategic planning, change management, and operations management.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, that I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

Whilst in the employ of Snowden Mining Industry Consultants, I reviewed for Minefinders Corporation Ltd, the proposed open cut mining equipment and mining capital cost estimate for the Dolores project. The title of the Snowden document in which this review is reported is “Dolores Alternative Mining Equipment Estimate”, dated September 2005. Certain content from this Snowden document has been used for the preparation of Sections 3.4, 22.0, 25.1.1 of the Technical Report titled “NI 43-101 Technical Report for the Dolores Heap Leach Project”, dated February 2006. This content relates to open pit mining equipment productivity and capital cost estimates.

7.	I have read NI 43-101 and Form 43-101F1, and certify that the sections of the Technical Report for which I was responsible as a qualified person have been prepared in compliance with that instrument and form. I further certify that I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8. I have not had prior involvement with the property that is the subject of the Technical Report and I am independent of the issuer of the Technical Report, in accordance with the application of section 1.4 of NI 43-101.

9. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 27th Day of February, 2006.

Phil Morriss

SNOWDEN

CONSENT OF QUALIFIED PERSON

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valuers mobilieres du Quebec
Nanavut Legal Registry
Officer of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Registrar of Securities, Government of the Yukon Territories
Security Registry, Government of the Northwest Territories

And To: Minefinders Corporation Ltd

I, Phil Morriss, do hereby consent to the public filing of the Technical Report titled *NI 43-101 Technical Report for the Dolores Heap Leach Project*, dated February 2006 (the "Technical Report"), with the securities regulatory authorities referred to above.

I further consent to: (i) the publication by the securities regulatory authorities referred to above of the Technical Report and extracts from, or summary of, the Technical Report in the written disclosure being filed; and (ii) the publication of excerpts from, or a summary of *Dolores Alternative Mining Equipment Estimate* by Snowden Mining Industry Consultants, dated September 2005.

I also confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated 27 February, 2006

P Morriss

Phil Morriss

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date March 29, 2006
By: /s/Paul C. MacNeill Paul C. MacNeill, Director